Head Office
First Floor
33 Scott Street
Waverley
Johannesburg
2090

P O Box 1970
Highlands North

Tel: (011) 809-5500
Fax: (011) 809-5537

METRO CASH AND CARRY LIMITED

Registration number 1946/021315/06

14 September 2004

Direct line: (011) 809 5516
Direct fax: (011) 809 5537
e-mail: pgishen@metro.co.za

BY COURIER

PROCESSED
SEP 30 2004
THOMSON FINANCIAL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Washington DC 20549
United States of America

04045112

SUPPL

Dear Sirs

FILE NUMBER 82-4279 - RULE 12g3-2(b) EXEMPTION

In terms of paragraph (b)(1)(iii) of Rule 12g3-2(b), I enclose a copy of –

1 an announcement which was published on 20 August 2004 on the news service of the JSE Securities Exchange South Africa ("SENS") and in the local press on 23 August 2004;

2 an announcement which was published on 13 September 2004 on SENS and in the local press today;

3 the circular to shareholders which was posted yesterday,

which documents shall now be deemed "filed" with you or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully
METRO CASH AND CARRY LIMITED

P M GISHEN (MISS)
Group Company Secretary

SEC MAIL PROCESSING
RECEIVED
SEP 2 0 2004
WASH. D.C. 202 SECTION

9/28

File Number
82-4279

Proof 2 Beeld BUs REP NAT size 12x3 Spell Check WT 23/08/04
Pam Gishen 011 809 5516 011 809 5537 pgishen@metro.co.za

Metro

Metro Cash and Carry Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/021315/06)
Share code: MTC ISIN: ZAE000012688
("Metro")

ANNOUNCEMENT IN RESPECT OF THE PROPOSED DISPOSAL OF METRO'S AFRICAN OPERATIONS

Further to the announcement by Metro on 9 July 2004, shareholders are advised that–

- the terms and conditions pertaining to the disposal, as envisaged and originally announced on 5 May 2004 and 22 June 2004, remain unaltered;
- negotiations regarding the formalisation of the funding arrangements are at an advanced stage; and
- it is anticipated that the circular to shareholders will be issued on or about Friday, 10 September 2004.

Johannesburg
20 August 2004

Sponsor

sasfin
CORPORATE FINANCE
A Division of Sasfin Bank Limited

File Number
82-4279

Proof 2 Beeld BUs REP NAT size 16x3 Spell Check WT 14/09/04
Pam Gishen 011 809 5516 011 809 5537 pgishen@metro.co.za

Metro Cash and Carry Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/021315/06)
Share code: MTC ISIN: ZAE000012688
("Metro")

ANNOUNCEMENT IN RESPECT OF THE PROPOSED DISPOSAL OF METRO'S AFRICAN OPERATIONS AND MANAGEMENT CHANGES

Disposal

Further to the announcement of 20 August 2004, shareholders are advised that –

- the funding arrangements for the disposal have been finalised;
- the circular to shareholders will be issued today;
- the general meeting of shareholders to approve the proposed disposal will be held at 10h00 on Wednesday, 29 September 2004;
- the results of the general meeting will be announced on SENS on Wednesday, 29 September 2004, and in the press on Thursday, 30 September 2004.

Management

As a result of divergent views as to the future strategic direction and management of Metcash Trading Africa Limited ("Metaf"), with immediate effect –

- Hilton Mer has resigned as a director of Metro and its subsidiary companies;
- Carlos dos Santos will assume the position as chief executive of Metaf.

Johannesburg
13 September 2004

Sponsor

sasfin
CORPORATE FINANCE
A Division of Sasfin Bank Limited

INCE
i-PROXY
www.ince.co.za/iproxy

File Number

METRO CASH AND CARRY LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1946/021315/06)
Share code: MTC ISIN: ZAE000012688
("Metro" or "the company")

Circular to shareholders

regarding

the disposal of the entire issued share capital of and all claims on loan account against Metcash Trading Limited and other assets to the consortium and the subsequent distribution of the proceeds, after the deduction of all costs and taxes

and including

- **a notice of general meeting; and**
- **a form of proxy (green) (for use by certificated shareholders and dematerialised shareholders with "own name" registration only)**

13 September 2004

RAND MERCHANT BANK
A division of FirstRand Bank Limited
CORPORATE FINANCE
Merchant bank

Independent financial adviser to Metro
ERNST & YOUNG
EY Corporate Finance (Pty) Ltd
(Registration number 2000/031575/07)

Sponsor to Metro
sasfin
CORPORATE FINANCE
A Division of Sasfin Bank Limited

Legal adviser to Metro
DEREK H RABIN
& ASSOCIATES (PTY) LIMITED
REGISTRATION No – 2002/013811/07

Independent reporting accountants to Metro
ERNST & YOUNG
Chartered Accountants (SA)
(Registered Accountants and Auditors)

Legal adviser to the consortium
Fluxmans
ATTORNEYS
Website: www.fluxmans.com
Fluxmans Inc. Registration No: 2000/024775/21

Investment bankers to the consortium
NEDBANK
CAPITAL

Corporate information relating to Metro

Company secretary and registered office

P M Gishen (Miss)
First Floor
33 Scott Street
Waverley
Johannesburg 2090
(PO Box 1970, Highlands North 2037)

Sponsor

Sasfin Corporate Finance
(a division of Sasfin Bank Limited)
(Registration number 1951/002280/06)
Sasfin Place, North Block
13–15 Scott Street
Waverley
Johannesburg 2090
(PO Box 95104, Grant Park 2051)

Independent financial adviser

EY Corporate Finance (Proprietary) Limited
Wanderers Office Park
52 Corlett Drive
Illovo
Johannesburg 2196
(PO Box 2322, Johannesburg 2000)

Transfer secretaries

Computershare Investor Services 2004
(Proprietary) Limited
(Registration number 2004/003647/07)
Ground Floor
70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)

Legal adviser

Derek H Rabin and Associates (Proprietary) Limited
20th Floor, Sandton City Office Tower
Sandton City
Fifth Street
Sandton 2196
(PO Box 786728, Sandton 2146)

Reporting accountants and auditors

Ernst & Young
Chartered Accountants and Auditors (SA)
Registered Accountants and Auditors
Wanderers Office Park
52 Corlett Drive
Illovo
Johannesburg 2196
(PO Box 2322, Johannesburg 2000)

Merchant bank

Rand Merchant Bank
(a division of FirstRand Bank Limited)
1 Merchant Place
Corner Fredman Drive and Rivonia Road
Sandton 2196
(PO Box 786273, Sandton 2146)

Corporate information relating to the consortium

Legal advisers

Fluxmans Inc.
(Registration number 2000/024775/21)
11 Biermann Avenue
Rosebank
Johannesburg 2196
(Private Bag X41, Saxonwold 2132)

Investment bankers to the consortium

Nedbank Capital
(a division of Nedbank Limited)
135 Rivonia Road
Sandown 2196
(PO Box 1144, Johannesburg 2000)

This circular is available in English only. Copies may be obtained from the registered office of the company and the transfer secretaries at the addresses set out above.

Contents

This circular is important and requires your immediate attention. The action you need to take is set out below. The definitions commencing on page 6 of this circular have been used in this section.

If you are in any doubt as to what action to take, consult your broker, attorney or other professional advisor immediately.

1 If you have dematerialised your Metro shares without "own name" registration –

1.1 **Voting at the general meeting**

1.1.1 Your CSDP/broker should contact you in the manner stipulated in the agreement concluded between you and your CSDP/broker to ascertain how you wish to cast your vote at the general meeting and thereafter to cast your vote in accordance with your instructions.

1.1.2 If you have not been contacted, it would be advisable for you to contact your CSDP/broker and furnish it with your voting instructions.

1.1.3 If your CSDP/broker does not obtain voting instructions from you, it will be obliged to vote in accordance with the instructions contained in the agreement concluded between you and your CSDP/broker.

1.1.4 You must **NOT** complete the attached form of proxy (green).

1.2 **Attendance and representation at the general meeting**

In accordance with the agreement between you and your CSDP/broker, you must advise your CSDP/broker if you wish to attend the general meeting in person, or if you wish to send a proxy to represent you at the general meeting and your CSDP/broker will issue the necessary letter of authority for you or your proxy to attend the general meeting.

2 If you have not dematerialised your Metro shares or you have dematerialised your Metro shares with "own name" registration –

Voting, attendance and representation at the general meeting

2.1 You may attend and vote at the general meeting in person.

2.2 Alternatively, you may appoint a proxy to represent you at the general meeting by completing the attached form of proxy (green) in accordance with the instructions it contains and returning it to the registered office of the company or the transfer secretaries to be received by no later than 10h00 on Monday, 27 September 2004.

If you wish to dematerialise your Metro shares, please contact your broker.

If you have disposed of your Metro shares, this circular, together with the attached form of proxy (green), should be handed to the purchaser of such Metro shares or the broker or other agent who disposed of your Metro shares for you.

These salient features provide an outline of the disposal and should be read in conjunction with the circular as a whole. The definitions commencing on page 6 of this circular apply *mutatis mutandis* to the salient features.

1 Introduction

1.1 Shareholders are referred to the announcements released on SENS on 5 May 2004 and 22 June 2004 when shareholders were advised that, at the initiative of RMBAM and Stanlib, the two major shareholders, the consortium had agreed to acquire from Metro the entire issued share capital of and all claims on loan account against Metrade and other assets. The consortium will hold its investment through a private company.

1.2 The purchase consideration is R1.3 billion, to be settled in cash.

1.3 In terms of paragraph 10.4 (d) of the Listings Requirements, the disposal requires approval by shareholders by way of an ordinary resolution in general meeting.

1.4 The proceeds of the disposal, after the deduction of all costs and taxes (STC and CGT), will be distributed to shareholders. It is estimated that this distribution will amount to approximately 61 cents per share ("the distribution"). All or part of this distribution will be in the form of a capital reduction. The exact amount and date of the distribution will be announced on SENS and in the press.

2 Rationale

In the opinion of the two major shareholders, Metro's share price does not fully reflect the value of Metrade. Metro had already commenced a process to empower Metrade and list it separately as announced on SENS on 4 December 2003. However, the two major shareholders subsequently indicated that they would prefer Metro management and the empowerment consortium to acquire Metrade as they wished to unlock greater value in the short term.

After due consideration the board decided to support the offer by the consortium, premised on the proposal of the two major shareholders. The board members who form part of the consortium abstained from voting on this resolution.

3 Pro forma financial effects

The pro forma financial effects of the disposal on Metro are set out below –

	Column 1 Before the disposal (cents)	Column 2 After the disposal (cents)	% change	Column 3 After the distribution (cents)	% change
Basic earnings per share[1]	23.0	26.6	15.7	22.3	(3.3)
Headline earnings per share[1]	25.8	22.2	(14.0)	17.8	(19.8)
Net asset value per share[2]	116.3	119.9	3.1	47.6	(60.3)
Net tangible asset value per share[2]	57.4	74.3	29.4	2.1	(97.2)
Number of shares in issue ('000)[3]	1 798 154				
Weighted average number of shares in issue ('000)[3]	1 788 861				

Notes –

1 Column 1 reflects the reviewed basic and headline earnings per share for the twelve months ended 30 April 2004. Column 2 reflects the effective basic and headline earnings per share for the twelve months ended 30 April 2004 based on an after tax cash return of 6% on the disposal proceeds assuming the disposal was effected on 1 May 2003. Column 3 reflects the basic and headline earnings per share for the twelve months ended 30 April 2004, assuming the disposal was effected on 1 May 2003, and the disposal proceeds were distributed to shareholders on that date.

2 Column 1 reflects the reviewed NAVPS and NTAVPS at 30 April 2004. Column 2 reflects the effective NAVPS and NTAVPS at 30 April 2004 assuming the disposal was effected on that date but before any distribution to shareholders. Column 3 reflects the effective NAVPS and NTAVPS at 30 April 2004 assuming the disposal was effected on that date and the disposal proceeds were distributed to shareholders on that date.

3 The number of shares in issue and the weighted average number of shares in issue are arrived at after consolidation of the Metro Share Incentive Trusts.

4 No account has been taken of CGT and other costs or taxes in the calculation of the pro forma financial effects of the disposal on Metro.

5 The independent reporting accountants' report on the pro forma financial effects is contained in Annexure 2.

4 Voting

In terms of section 10.9 (f) of the Listings Requirements, the consortium, its associates and the Metro Share Incentive Trusts, controlling between them 145 004 731 (7.95%) shares in Metro, are considered as related parties to the company and, therefore, are not permitted to vote on the disposal. Irrevocable undertakings to vote in favour of the disposal have been received from shareholders of Metro in respect of a total of 888 309 777 shares, representing 53% of the Metro shares eligible to vote on the disposal. Details on these shareholders can be found in 4.6 of the circular.

Salient dates and times

	2004
Forms of proxy to be received by 10h00 on	Monday, 27 September
General meeting to be held at 10h00 on	Wednesday, 29 September
Results of the general meeting announced on SENS on	Wednesday, 29 September
Results of the general meeting announced in the press on	Thursday, 30 September

Notes –

1 These dates and times are subject to change. Any change will be announced on SENS and in the press.

2 The date of the distribution to shareholders is dependent upon the timing of the fulfilment of the conditions precedent and will be announced on SENS and in the press as soon as available.

Definitions

In this circular, unless otherwise stated or the context otherwise indicates, references to the singular shall include the plural and *vice versa* and words denoting one gender include the others, expressions denoting natural persons include juristic persons and associations of persons and the words in the first column have the meanings stated opposite them in the second column –

"Act"	the Companies Act, 1973 (Act 61 of 1973), as amended
"African Renaissance"	African Renaissance Holdings Limited (registration number 1994/001385/06), a public company incorporated in South Africa
"AU$"	Australian Dollars
"BEE"	black economic empowerment
"board" or "directors"	the board of directors of Metro, whose names are included on page 9
"business day"	any day other than a Saturday, Sunday or official public holiday in South Africa
"certificated shareholders"	Metro shareholders who hold shares in certificated form
"CGT"	Capital Gains Tax
"circular"	this circular dated 13 September 2004 including the annexures, the notice of general meeting and the form of proxy
"closing date"	seven days after the fulfilment of the conditions precedent
"common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Swaziland and Lesotho
"Competition Act"	the Competition Act, 1998 (Act 89 of 1998), as amended
"consortium"	the consortium comprising a group of Metro Group executives and others led by Carlos dos Santos and Hilton Mer, a Black Economic Empowerment consortium led by African Renaissance, and Nedbank Capital, whose details are contained in 4.2
"CSDP"	a Central Securities Depository Participant
"dematerialised shares"	shares which have been dematerialised in terms of STRATE
"dematerialised shareholders"	Metro shareholders who hold shares in dematerialised form
"disposal"	the disposal of the entire issued share capital of and all claims on loan account against Metrade and other assets
"effective date"	1 May 2004
"EPS"	earnings per share
"empowerment consortium"	a BEE consortium led by African Renaissance
"Exchange Control Regulations"	the South African Exchange Control Regulations
"EY"	EY Corporate Finance (Proprietary) Limited
"GAAP"	Generally Accepted Accounting Practice, as laid down by the South African Accounting Practices Board

"general meeting"	the general meeting of Metro shareholders to be held at 10h00 on Wednesday, 29 September 2004, at First Floor, 33 Scott Street, Waverley, Johannesburg
"HEPS"	headline earnings per share
"Income Tax Act"	the Income Tax Act, 1962 (Act 58 of 1962), as amended
"JSE"	the JSE Securities Exchange South Africa
"last practicable date"	Friday, 3 September 2004, being the last practicable date before the issue of this circular
"Listings Requirements"	the Listings Requirements of the JSE
"MetAf"	Metcash Trading Africa Limited (registration number 1980/000447/06), a public company incorporated in South Africa, which is a wholly-owned subsidiary of Metro
"Metrade"	Metcash Trading Limited (registration number 1967/011651/06), a public company incorporated in South Africa, which is a wholly-owned subsidiary of MetAf
"Metrade Group"	Metrade and its subsidiaries
"Metrade shares"	all ordinary shares of one Rand each in the issued share capital of Metrade
"Metcash Australia"	Metcash Trading Limited, Australasia (registration number ABN 61 000 031 569), a public company incorporated in Australia, which is listed on the Australian Stock Exchange and which is a subsidiary in which Metro holds 61% of the issued share capital
"Metro" or "the company"	Metro Cash and Carry Limited (registration number 1946/021315/06), a public company incorporated in South Africa which is listed on the JSE, and the holding company of MetAf and Metcash Australia
"Metro Group"	Metro and its subsidiaries
"Metro shareholders" or "shareholders"	registered holders of Metro shares and shareholders that control the voting rights attached to the shares in accordance with the Listings Requirements
"NAVPS"	net asset value per share
"Nedbank Capital"	Nedbank Capital, a division of Nedbank Limited
"NTAVPS"	net tangible asset value per share
"ordinary shares" or "Metro shares"	ordinary shares of no par value in the issued share capital of Metro
"other assets"	the trademarks and any other movable, tangible or intangible assets or interests of Metro Group as at 1 May 2004, which may not be owned by or registered in the name of Metrade, save for Metro's 61% shareholding in Metcash Australia and the syndicated loan
"own name registration"	shareholders who have dematerialised their shares with a CSDP or broker in terms of STRATE and which are held in the name of the shareholder
"Rand" or "R"	South African Rand
"Registrar"	the Registrar of Companies in South Africa
"South Africa"	the Republic of South Africa

"RMB"	Rand Merchant Bank, a division of FirstRand Bank Limited
"RMBAM"	RMB Asset Management (Proprietary) Limited (registration number 1957/004566/07)
"sale agreement"	the sale of shares and claims agreement between Metro, MetAf and Fluxrab Investments No. 90 (Proprietary) Limited dated 20 June 2004
"SENS"	the Securities Exchange News Service of the JSE
"shareholders"	in accordance with the Listings Requirements shareholder means the party that controls the voting rights attached to the shares
"Stanlib"	STANLIB Asset Management Limited (registration number 1969/002753/06)
"STC"	Secondary Tax on Companies
"STRATE"	the settlement and clearing system used by the JSE, managed by STRATE Limited (registration number 1998/022242/06), a registered central securities depository in terms of the Custody and Administration of Securities Act, 1992 (Act 85 of 1992), as amended
"subject matter"	the entire issued share capital of and all claims on loan account against Metrade and the other assets
"syndicated loan"	the loan of AU$119 million, being the balance owing in respect of the acquisition of Metcash Australia
"two major shareholders"	RMBAM and Stanlib
"transfer secretaries"	Computershare Investor Services 2004 (Proprietary) Limited (registration number 2004/003647/07), a private company incorporated in South Africa

METRO CASH AND CARRY LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1946/021315/06)
Share code: MTC ISIN: ZAE000012688

Directors

Dr F van Zyl Slabbert *(Chairman)**
C S dos Santos *(Chief executive)*
J L Grainger
B Joseph
D Kashuv*#
J R McAlpine*
H Mer
G H Pieterse*
A Reitzer
G B Rubenstein*
V D Rubin
S O Shonhiwa*°
R D Taurog
C F Turner*

* Non-executive
# Israel
° Zimbabwe

Circular to shareholders

1 Introduction and rationale for the disposal

1.1 The Metro Group conducts business in sixteen countries across Africa, Australasia and the Far East, as distributors of groceries and other fast moving consumer goods. Prior to the merger described in 1.2, the African business was operated as two autonomously managed geographic divisions –

1.1.1 Southern Africa, comprising South Africa, Lesotho, Namibia, Swaziland and Hong Kong. This division was owned by Metrade; and

1.1.2 the rest of Africa, comprising Angola, Botswana, Kenya, Madagascar, Malawi, Mozambique, Uganda and Zimbabwe. This division was previously held through an offshore subsidiary of Metro.

1.2 During the last quarter of 2003, the two divisions in Africa were merged through the acquisition by Metrade of Metro's African subsidiaries referred to in 1.1.2, to create the largest wholesale distribution platform on the African continent. The merged group, at inception, had a combined annual turnover of approximately R16 billion, employed approximately 11 500 people and operated 456 outlets in thirteen countries.

1.3 In the opinion of the board, Metro's share price has not for some time reflected a fair value.

1.4 Metro commenced a process to empower Metrade and list it separately, as announced on SENS on 4 December 2003.

1.5 The two major shareholders subsequently indicated that they would prefer Metro management and the empowerment consortium to acquire Metrade as they believed that this would unlock greater value in the short term. Metro accordingly announced on 5 May 2004 that Metrade would be acquired by the consortium. This announcement was followed by a terms announcement on 22 June 2004. Due to the complex nature of the transaction, the dates announced on 22 June 2004 could not be adhered to and two further announcements were made on 9 July 2004 and 20 August 2004 in which shareholders were advised, *inter alia*, that the circular was still in the process of finalisation and that terms of the disposal remained unaltered.

1.6 The consortium will hold its investment through a private company.

1.7 The proceeds of the disposal, after the deduction of all costs and taxes (STC and CGT), will be distributed to shareholders. It is estimated that this distribution will amount to approximately 61 cents per share. All or part of this distribution will be in the form of a capital reduction.

1.8 The purpose of this circular is to provide Metro shareholders with information on Metro, Metrade and the disposal and to notify Metro shareholders of a general meeting at which they will be requested to vote on the disposal.

2 Information regarding Metro

2.1 Incorporation and listing

Metro was incorporated in South Africa on 10 April 1946 and its shares are listed on the JSE in the "Cyclical Services – General Retailers" sector.

2.2 Overview of the business

The Metro Group conducts business in sixteen countries across Africa, Australasia and the Far East as distributors of groceries and other fast moving consumer goods.

2.3 Prospects

The sole remaining business of Metro following the disposal is Metcash Australia. The board of Metcash Australia indicated in their results announcement for the year to 30 April 2004 that Metcash Australia will continue to show satisfactory growth in sales and profit in the current financial year. Metro will remain listed on the main board of the JSE for the foreseeable future.

2.4 Major shareholders

On 25 June 2004 the following shareholders as defined in 7.A.27 of the Listings Requirements beneficially held a 5% or greater shareholding in the issued share capital of Metro –

Name of shareholder	Number of shares held	Percentage of issued share capital
RMBAM	509 621 820	30
Stanlib	378 687 957	23
Old Mutual Asset Management	365 901 229	20

There is no controlling shareholder and neither this nor the trading object of Metro has changed in the last five years.

2.5 Material contracts

Save for the syndicated loan and the sale agreement, Metro has not entered into any contract, otherwise than in the ordinary course of business, for more than two years preceding the date of this circular that contains an obligation that is still material to Metro or its subsidiaries as at the last practicable date. Details of the syndicated loan are contained in 5.4.1.

3 Information regarding Metrade

3.1 Background and nature of business

Metrade is a trading company that, together with its subsidiaries and associated companies, is the largest wholesale distributor of groceries and other fast moving consumer goods on the African continent.

Historically, the business comprised the following two divisions –

3.1.1 Southern Africa, comprising South Africa, Lesotho, Namibia, Swaziland and Hong Kong; and

3.1.2 the rest of Africa, comprising Angola, Botswana, Kenya, Madagascar, Malawi, Mozambique, Uganda and Zimbabwe.

During the last quarter of 2003, the two divisions in Africa were merged through the acquisition by Metrade of Metro's rest of Africa subsidiaries referred to in 3.1.2.

The underlying businesses of Metrade date back prior to 1968 and have not changed in the past five years. These businesses are focused on the distribution of groceries and other fast moving consumer goods.

Metrade's mission is to remain the leading distributor of fast moving consumer goods and the champion of the independent trader in Africa.

The core distribution business of Metrade is conducted through a range of trading formats which are differentiated by size, brand, customer profile and product range, an analysis of which is set out below –

	Number of stores
Cash and carry stores (more than 1 000m^2)	205
Cash and carry stores (less than 1 000m^2)	56
Trade Centres	17
Distribution Centres	13
Metro Mega stores	2
Retail supermarkets (more than 800m^2)	7
Retail supermarkets (less than 800m^2)	105
Liquor outlets	47
Stax stores	4
	456

Metrade conducts various retail franchise and banner member groupings bearing the identities Friendly, Lucky 7, Square Deal, Pop-in, BuyRite and Viva Supasave. Metrade, as franchisor, recently acquired the Seven Eleven franchise operation which has more than 200 stores, mostly in the Western Cape, with some outlets in Gauteng, KwaZulu-Natal and the Eastern Cape.

In addition to being the leading African distributor of many national and international brands, Metrade distributes various corporate brands, including Family Favorite, Ortem and Astor.

3.2 **Material contracts**

Save for the syndicated loan and the sale agreement, Metrade has not entered into any contract, otherwise than in the ordinary course of business, during the two years preceding the date of this circular that contains an obligation that is still material to Metrade or its subsidiaries as at the last practicable date.

3.3 **Vendors**

Metrade has not entered into any vendor agreements during the last three years.

3.4 **Prospects**

During the 2004 financial year, Metrade experienced an extremely difficult trading year and showed a decline in profitability (prior to exceptional items) when compared to 2003. The prospects of Metrade are set out below –

- Metrade will continue to promote the growth and competitiveness of the independent retail grocer by providing convenient and accessible locations and ensuring that its geographic coverage remains the most extensive of any cash and carry operation coupled with pursuing aggressive merchandising to enable customers to compete on price and quality with major retail chains;
- the merger in Metrade of the Southern African and rest of Africa businesses creates opportunities for synergies and cost savings, streamlining of management and support structures, as well as stimulating trade in all markets; and
- the severe impact on trading and Rand denominated results due to the recent strengthening of the Rand has been absorbed and is unlikely to have the same degree of effect in the future.

4.1 **Disposal consideration**

The disposal consideration for the subject matter is R1.3 billion. The closing date for the disposal is expected to be no later than 30 September 2004. The proceeds of the disposal, net of all costs and taxes, will be distributed to shareholders. It is estimated that this distribution will amount to approximately 61 cents per share. All or part of this distribution will be in the form of a capital reduction. The exact amount of the distribution as well as the date of such distribution will be announced on SENS and in the press.

4.2 **Details of the purchaser**

The purchaser is the consortium which comprises the following parties –

4.2.1 a group of Metro Group executives and others led by Carlos dos Santos and Hilton Mer;

4.2.2 a Black Economic Empowerment consortium led by African Renaissance; and

4.2.3 Nedbank Capital.

The names of the other Metro Group executives referred to in 4.2.1 are as follows –

Joseph, Brian
Rubin, Vivian Dudley
Taurog, Ronald Derek
Churches, Richard
Da Cruz, Walter Micheletti
De Gouveia, Joao Jose
De Walder, Paul Henry Francis
Dube, Nicholas
Gendall, Kelvin Clifford
Gerber, Leonard Louis
Herman, Allan Craig
Hira, Prakashbhai Chhotu
Kotze, Daniel Francois
Moller, George Diederick
Momberg, Johannes Petrus
Newman, Robert Geoffrey
Oberholzer, Louis
O'Connor, Daniel
Parsons, Nicolaas Jacob
Pereira, Gerardo Manuel Silva
Perlstein, David Max
Pretorius, Daniel Odendaal
Rosenberg, Stephen Richard
Spoolder, Robert Gezienes

4.3 **Warranties**

The sale agreement contains normal commercial warranties appropriate in the context of the disposal.

4.4 **Restraints of trade**

The sale agreement contains restraint of trade undertakings by Metro for a period of ten years on the continent of Africa, Mauritius, Madagascar and the Seychelles.

4.5 **Conditions precedent**

As the consortium includes directors of Metro, the disposal is a related party transaction in terms of section 10.1 (b) ii of the Listings Requirements. The share incentive trusts have been considered part of the consortium as the majority of the options outstanding have been allocated to members of the consortium. The disposal is subject to the fulfilment of the following conditions precedent by not later than 30 September 2004, which conditions cannot be waived –

4.5.1 the approval of the disposal by a majority of the votes of Metro shareholders, present or represented by proxy and entitled to vote at the general meeting. In terms of section 10.9 (f) of the Listings Requirements, the consortium, its associates and the Metro Share Incentive Trusts, controlling between them 145 004 731 (7.95%) shares in Metro, are related parties and, therefore, are not permitted to vote on the disposal; and

4.5.2 the approval, to the extent necessary, of the Competition Authorities.

4.6 **Related party transaction**

As the consortium includes directors of Metro, the disposal is a related party transaction in terms of section 10.1 (b) ii of the Listings Requirements and is subject to approval by a majority of Metro shareholders as set out in 4.5.1. The related parties to the disposal, i.e. the consortium, its associates and the Metro Share Incentive Trusts, will not be allowed to vote their Metro shares at the general meeting. These shareholders and their shares will, however, be taken into account in determining the quorum required at the general meeting.

The following shareholders have irrevocably undertaken to vote in favour of the disposal –

Shareholder	Number of shares controlled	%*
RMBAM	509 621 820	30
Stanlib	378 687 957	23
	888 309 777	**53**

* As a percentage of shares entitled to vote at the general meeting.

5 Financial information on Metro and Metrade

5.1 Financial effects of the disposal on Metro

5.1.1 Share capital

The authorised and issued share capital of Metro is as follows and will not be affected by the disposal –

	R000
Authorised	
2 000 000 000 ordinary shares of no par value	–
Issued	
1 824 610 142* ordinary shares of no par value	1 753 135

* Before the consolidation of the Metro Share Incentive Trusts.

5.1.2 Pro forma financial effects

The pro forma financial effects of the disposal on Metro shareholders are set out below and are based upon the published reviewed results for the twelve months ended 30 April 2004, which have been prepared in accordance with GAAP.

The pro forma financial effects set out below do not necessarily represent or indicate sustainable earnings or future profits of Metro and have been prepared solely to illustrate the effects of the disposal.

The net asset value attributable to Metrade as at 30 April 2004 was R1.145 billion. The net profit after taxation and outside shareholders' interests for the twelve months ended 30 April 2004 attributable to Metrade was R159.8 million.

The effects of the disposal on Metro are set out below –

	Column 1 Before the disposal (cents)	Column 2 After the disposal (cents)	% change	Column 3 After the disposal (cents)	% change
Basic earnings per share[1]	23.0	26.6	15.7	22.3	(3.3)
Headline earnings per share[1]	25.8	22.2	(14.0)	17.8	(19.8)
NAVPS[2]	116.3	119.9	3.1	47.6	(60.3)
NTAVPS[2]	57.4	74.3	29.4	2.1	(97.2)
Number of shares in issue ('000)[3]	1 798 154				
Weighted average number of shares in issue ('000)[3]	1 788 861				

Notes –

1 Column 1 reflects the reviewed basic and headline earnings per share for the twelve months ended 30 April 2004. Column 2 reflects the effective basic and headline earnings per share for the twelve months ended 30 April 2004 based on an after tax cash return of 6% on the disposal proceeds assuming the disposal was effected on 1 May 2003. Column 3 reflects the basic and headline earnings per share for the twelve months ended 30 April 2004, assuming the disposal was effected on 1 May 2003, and the disposal proceeds were distributed to shareholders on that date.

2 Column 1 reflects the reviewed NAVPS and NTAVPS at 30 April 2004. Column 2 reflects the effective NAVPS and NTAVPS at 30 April 2004 assuming the disposal was effected on that date but before any distribution to shareholders. Column 3 reflects the effective NAVPS and NTAVPS at 30 April 2004 assuming the disposal was effected on that date and the disposal proceeds were distributed to shareholders on that date.

3 The number of shares in issue and the weighted average number of shares in issue are arrived at after consolidation of the Metro Share Incentive Trusts.

4 No account has been taken of CGT and other costs or taxes in the calculation of the pro forma financial effects of the disposal on Metro.

5 The independent reporting accountants' report on the pro forma financial effects is contained in Annexure 2.

These pro forma financial effects should be read in conjunction with the pro forma financial information set out in Annexure 1 and the independent reporting accountants' report thereon which is set out in Annexure 2.

5.1.3 Pro forma financial statements

The pro forma financial statements have been prepared solely for illustrative purposes to show the effect of the disposal on the Metro financial results for the twelve month period ended 30 April 2004 and the Metro financial position as at 30 April 2004. These financial statements may not fairly represent Metro's financial results for that period or Metro's financial position at that date. The pro forma financial statements are provided in Annexure 1 and commented upon in the independent reporting accountants' report in Annexure 2.

5.2 Financial information relating to Metrade

Historical financial information relating to Metrade can be found in Annexure 3. This historical financial information has been aggregated and presented in a consistent format to allow for uniformity and ease of interpretation. The aggregation has been applied in the compilation of the following information –

- income statements;
- balance sheets;
- cash flow statements; and
- the appropriate notes thereto.

Further details on the basis of preparation of the historical financial information relating to Metrade are contained in Annexure 3. The historical financial information is commented upon in the independent reporting accountants' report in Annexure 4.

5.3 **Material changes**

5.3.1 Material changes at Metro

Other than the disposal reported on in this circular, there have been no material changes in the affairs or financial position of Metro since the publication of the reviewed results for the twelve months ended 30 April 2004.

5.3.2 Material changes at Metrade

Other than the facts and developments reported on in this circular, there have been no material changes in the affairs or financial position of Metrade since 30 April 2004.

5.4 **Material loans**

5.4.1 Material loans of the Metro Group

Metro's subsidiaries have the following material general overdraft facilities and other loans which were utilised or outstanding to the extent of the amounts indicated below at 30 April 2004 –

Financial institution	**Facility (m)**	**Utilisation (m)**	**Repayment**	**Security**	**Interest rate (%)**
Australia and New Zealand Banking Group Limited	AU$15	–	Short term general banking facility	None	Australian equivalent of prime
FNB Corporate – a division of FirstRand Bank Limited	R100	–	Short term general banking facility	Suretyship by holding company	Prime
FNB Corporate – a division of FirstRand Bank Limited	R225	–	Short term general banking facility	Suretyship by holding company	Below prime
Absa Corporate and Merchant Bank – a division of Absa Bank Limited	R136	–	Short term general banking facility	Suretyship by holding company	Below prime
Standard Corporate and Merchant Bank – a division of The Standard Bank of South Africa Limited	R100	–	Short term general banking facility	Suretyship by holding company	Below prime
Nedbank Corporate – a division of Nedbank Limited	R115	R115	Half yearly instalments over 14 years	Property portfolio	Below prime
Citibank N.A. – Johannesburg Branch	R200	R200	Short term general banking facility	Suretyship by holding company	Below prime
Commerzbank Aktiengesellshaft – Johannesburg Branch	R65	R65	Short term general banking facility	Suretyship by holding company	Below prime
First National Bank Botswana – Corporate Branch	P21	–	Short term general banking facility	None	Below prime
Barclays Bank of Kenya Limited	KES55	KES19	Short term general banking facility	None	12.75
Barclays Bank of Uganda Limited	UGX2 500	UGX2 459	Short term loan repayable in monthly instalments	None	19.00
Stanbic Bank Uganda Limited	UGX1 000	UGX 664	Short term general banking facility	None	20.00

Other material loans comprise –

- the syndicated loan
  - The banking syndicate in relation to the syndicated loan comprises the following –
    - Standard Bank of London Limited;
    - Australia and New Zealand Banking Group Limited; and
    - HSBC Bank (Australia) Limited.

  The loan amount outstanding as at 30 April 2004 was AU$119 million. Security for the loan is a holding company guarantee and the pledge of 210 000 000 shares in Metcash Australia. The interest rate is approximately 7% p.a. fluctuating;

- a securitised loan facility of AU$255 million. This facility is granted by a syndicate headed by Australia and New Zealand Banking Group Limited. Usage of the facility as at 30 April 2004 was AU$45 million. The security for this facility is accounts receivable of Metcash Australia to the extent of AU$467 million. The interest rate is approximately 5% p.a. fluctuating and the loan matures on 30 April 2006.

5.4.2 Material loans of Metrade

Metrade and its subsidiaries have the following material general overdraft facilities and other loans which were utilised or outstanding to the extent of the amounts indicated below at 30 April 2004 –

Financial institution	Facility (m)	Utilisation (m)	Repayment	Security	Interest rate (%)
FNB Corporate – a division of FirstRand Bank Limited	R100	–	Short term general banking facility	Suretyship by holding company	Prime
FNB Corporate – a division of FirstRand Bank Limited	R225	–	Short term general banking facility	Suretyship by holding company	Below prime
Absa Corporate and Merchant Bank – a division of Absa Bank Limited	R136	–	Short term general banking facility	Suretyship by holding company	Below prime
Standard Corporate and Merchant Bank – a division of The Standard Bank of South Africa Limited	R100	–	Short term general banking facility	Suretyship by holding company	Below prime
Citibank N.A. – Johannesburg Branch	R200	R200	Short term general banking facility	Suretyship by holding company	Below prime
Commerzbank Aktiengesellshaft – Johannesburg Branch	R65	R65	Short term general banking facility	Suretyship by holding company	Below prime
Nedbank Corporate – a division of Nedbank Limited	R115	R115	Half yearly instalments over 14 years	Property portfolio	Below prime
First National Bank Botswana – Corporate Branch	P21	–	Short term general banking facility	None	Below prime
Barclays Bank of Kenya Limited	KES55	KES19	Short term general banking facility	None	12.75
Barclays Bank of Uganda Limited	UGX2 500	UGX2 459	Short term loan repayable in monthly instalments	None	19.00
Barclays Bank of Uganda Limited	UGX500	UGX 7	Short term general banking facility	None	19.00
Stanbic Bank Uganda Limited	UGX1 000	UGX 664	Short term general banking facility	None	20.00
Standard Chartered Bank Zimbabwe Limited	ZWD15 000	–	Short term general banking facility	Notarial general covering bond over movable assets including cession of debts	92.50
Banco de Poupanca e Credito (BPC)	USD1	USD1	Short term general banking facility	–	9.00

5.5 Goodwill policy of Metro

Goodwill, comprising the excess of the cost of shares in subsidiaries and associates over the net asset value at the date of acquisition, is amortised over its useful life, not exceeding twenty years.

Other intangible assets, comprising trademarks, trade names, patents and other intellectual property assets purchased by the Metro Group, are treated in the same manner as goodwill.

6 Details relating to the directors

6.1 Directors' interests

On the last practicable date, the directors held the following interests in the share capital of Metro –

Director	Beneficial Direct	Indirect	% holding
Dr F van Zyl Slabbert	–	–	0.00
C S dos Santos*	2 158 438	14 781 757	0.93
J L Grainger	1 524 827	–	0.08
B Joseph	1 204 290	51 823	0.07
D Kashuv	–	–	0.00
J R McAlpine	–	974 115	0.05
H Mer*	1 624 754	–	0.09
G H Pieterse	–	–	0.00
A Reitzer*	199 850	–	0.01
G B Rubenstein*	142 751	–	0.00
V D Rubin*	1 249 973	434	0.07
S O Shonhiwa#	2 400	–	0.00
R D Taurog*	2 020 736	–	0.11
C F Turner°	128 726	–	0.00

* In terms of a third party arrangement, these directors have a call option over 13 644 219 shares at a strike price of R1.30 fluctuating in terms of a predetermined formula. The number of shares subject to the call option has not changed since 30 April 2004.

Mr S O Shonhiwa purchased 2 400 shares on 26 September 2003.

° Mr C F Turner disclosed his holding of 128 726 shares upon his appointment to the board on 23 September 2003.

The said interests include the interests which the directors hold in terms of the Metro Share Incentive Schemes. None of the directors held any non-beneficial interests in the company

The following additional shares were acquired by directors since 30 April 2003 as a result of the capitalisation issue on 7 July 2003, or as a purchase –

Director	Direct Beneficial*	Indirect Beneficial*
C S dos Santos	62 868	430 538
J L Grainger	44 412	–
B Joseph	35 076	1 509
J R McAlpine	–	28 372
H Mer	47 323	–
A Reitzer	5 821	–
G B Rubenstein	4 158	–
V D Rubin	36 407	13
S O Shonhiwa	2 400	–
R D Taurog	58 856	–

* These shares are included in the table of directors' shareholdings above.

6.2 Directors' interests in transactions

No director has or had any interest, directly or indirectly, in any transaction which was effected by Metro during the current financial year or in respect of any previous financial year and which remains in any respect outstanding or unperformed.

6.3 Service contracts

No written service contracts exist with any of the directors.

6.4 Directors' remuneration

The following table sets out an analysis of the pre-tax remuneration, including bonuses for individual directors who held office at the last practicable date –

	Fees		Salary		Bonus		Retirement and medical benefit		Total	
	2004 R000	2003 R000	2004 R000	2003 R000	2004 R000	2003 R000	2004 R000	2003 R000	2004 R000	2003 R000
Dr F van Zyl Slabbert	542	477	–	–	–	–	–	–	542	477
C S dos Santos	–	–	3 281	2 846	1 535	1 000	374	341	5 190	4 187
J L Grainger	–	–	2 180	2 109	507	193	151	195	2 838	2 497
B Joseph	–	–	1 597	1 392	625	301	220	192	2 442	1 885
D Kashuv	–	–	84	114	–	–	–	–	84	114
J R McAlpine	123	78	–	–	–	–	–	–	123	78
H Mer	–	–	2 303	1 952	904	373	330	260	3 537	2 585
G H Pieterse	118	68	–	–	–	–	–	–	118	68
A Reitzer[1]	–	–	5 330	5 213	623	1 336	270	53	6 223	6 602
G B Rubenstein	133	83	–	–	–	–	–	–	133	83
V D Rubin	–	–	1 599	1 392	625	301	208	181	2 432	1 874
S O Shonhiwa	143	83	–	–	–	–	–	–	143	83
R D Taurog	–	–	1 599	1 392	625	301	206	178	2 430	1 871
C F Turner[2]	65	–	–	–	–	–	–	–	65	–

Notes –

1 Option grants were allocated during 2002 by Metcash Australia over 1 700 000 shares in that company valued at R12 070 000. The options were exercisable over a long term period subject to achievement of specified targets.

2 Joined the board on 23 September 2003.

There will be no variation in the remuneration receivable by any of the Metro directors as directors of Metro as a consequence of the disposal.

No payment was made to any director in the three years preceding the date of this circular to induce him to become a director or in connection with the promotion or formation of Metro.

7 Adequacy of capital

7.1 The disposal

The directors and the sponsors of Metro have considered the impact of the disposal and are of the opinion that, subsequent to the implementation of the disposal, the working capital available to the Metro Group will be sufficient for its requirements for at least twelve months from the date of this circular.

7.2 The distribution

In terms of the distribution, whether structured as a cash dividend and/or capital payment, the directors have considered the likely effects of such distribution and are of the opinion that for a period of twelve months from the date of such distribution being effected –

- the Metro Group and the company will be able to pay its debts as they become due, in the ordinary course of business;
- the assets of the Metro Group and the company, fairly valued in accordance with accounting policies used in the latest audited report, will be in excess of the Metro Group and the company's liabilities;
- the issued share capital and reserves of the Metro Group and the company will be adequate for the purposes of the business of the Metro Group and the company; and
- the working capital available to the Metro Group and the company will be sufficient for their requirements.

8 Litigation statements

8.1 There are no legal or arbitration proceedings, including proceedings that are pending or threatened, of which Metro is aware, that may have or have had, in the twelve month period preceding the date of this circular, a material effect on the financial position of the Metro Group.

8.2 There are no legal or arbitration proceedings, including proceedings that are pending or threatened, of which Metrade is aware, that may have or have had, in the twelve month period preceding the date of this circular, a material effect on the financial position of the Metrade Group.

9 Preliminary expenses and issue expenses

All expenses and taxation relative to the disposal will be paid by Metro out of the proceeds of the disposal. Metro and the consortium will each bear the costs of their respective advisers. The estimated amounts payable are as follows –

- an amount of R87 500 to Sasfin Corporate Finance;
- an amount of R430 000 to EY;
- an amount of R750 000 to RMB;
- an amount of R150 000 to Derek H Rabin and Associates (Proprietary) Limited;
- an amount of R150 000 to Ernst & Young;
- an amount of R210 000 to Fluxmans Inc.;
- an amount of R12 000 to the JSE as a documentation fee; and
- an amount of R80 000 to Ince (Proprietary) Limited for printing costs.

10 Directors' responsibility statement

The directors, whose names are set out in 6.1, collectively and individually, accept full responsibility for the accuracy of the information given in this circular in relation to Metro and certify that, to the best of their knowledge and belief, no material facts have been omitted which would make any statement in this circular false or misleading, that all reasonable enquiries to ascertain such facts have been made and that the circular contains all information required by law and the Listings Requirements.

11 Consents

The merchant bank, sponsor, independent financial adviser, independent reporting accountants and the legal adviser to Metro as well as the legal adviser to the consortium have consented in writing to act in the capacities stated and to their names appearing in this circular and have not withdrawn their consents prior to the publication of this circular.

The independent reporting accountants and independent financial adviser have given and have not withdrawn their consents to the issue of this circular with their reports in the form and context in which they are included.

12 Opinions and recommendations

12.1 An independent committee of the board of Metro, comprising Dr F van Zyl Slabbert, Messrs J R McAlpine and G B Rubenstein, has been formed to consider the terms and conditions of the disposal. EY was appointed as an independent adviser to the shareholders as to the fairness and reasonableness of the disposal. The text of the letter from EY is set out in Annexure 5.

12.2 The independent committee, after due evaluation of the terms of the disposal and taking into account the opinion expressed by EY, is of the view that the terms of the disposal are fair and reasonable to shareholders. The board, excluding those interested in the consortium, taking into account the opinion expressed by EY, the advice of the committee, the stated intention of the two major shareholders to vote in favour of the disposal and subject to each shareholder seeking professional advice, recommends that shareholders vote in favour of the disposal.

12.3 Those directors of Metro who own shares in their own right and are entitled to vote such shares, intend to vote in favour of the disposal and the distribution.

12.4 The directors are of the opinion that the distribution to shareholders is in the best interests of the shareholders and recommend that shareholders vote in favour of the distribution.

13 Documents available for inspection

Copies of the following documents will be available for inspection at the registered office of Metro situated at First Floor, 33 Scott Street, Waverley, Johannesburg 2090, during normal business hours from the date of issue of this circular up to and including 09h00 on 29 September 2004 –

- the memoranda and articles of association of Metro and Metrade;
- the audited annual financial statements of Metro for the three financial years ended 30 April 2001, 30 April 2002 and 30 April 2003;
- the reviewed annual financial results of Metro for the financial year ended 30 April 2004;
- the aggregated historical financial statements of Metrade for the years ended 30 April 2001 to 30 April 2004, as set out in Annexure 3;
- the independent reporting accountants' report on the pro forma financial information of Metro and the historical financial statements of Metrade and the financial effects of the disposal;
- fair and reasonable opinion from the independent expert;
- the sale agreement;
- the irrevocable undertakings referred to in 4.6;
- the consent letters from the advisers; and
- a signed copy of this circular.

For and on behalf of

Metro Cash and Carry Limited

Dr Frederik van Zyl Slabbert
Chairman

who warrants that he is duly authorised hereto in terms of a resolution passed by the board of directors of Metro Cash and Carry Limited

Johannesburg
13 September 2004

Pro forma financial information

The impact of the disposal on Metro is demonstrated in the pro forma financial statements provided below.

Income statements for the twelve months ended 30 April 2004

	Before the disposal[1] R000	Adjustments R000	After the disposal[2] R000	Adjustments R000	After the distribution of disposal proceeds[5] R000
Turnover to customers	51 491 789	(15 708 389)	35 783 400		35 783 400
Dividends received	14 830	(14 830)	–	–	
Interest received	10 513	103 515	114 028	(111 342)	2 686
Revenue	**51 517 132**		**35 897 428**		**35 786 086**
Cost of sales	(49 206 455)	14 892 619	(34 313 836)		(34 313 836)
Administration, human resource and information costs	(864 948)	448 079	(416 869)		(416 869)
	1 445 729		1 166 723		1 055 381
Depreciation of tangible assets	(213 302)	77 697	(135 605)		(135 605)
Operating income	1 232 427		1 031 118		919 776
Interest paid	(168 848)	77 501	(91 347)		(91 347)
Income before exceptional items and taxation	1 063 579		939 771		828 429
Exceptional items	(2 727)	125 000[4]	122 273		122 273
Amortisation of goodwill	(57 067)	3 881	(53 186)		(53 186)
Income before taxation	1 003 785		1 008 858		897 516
Taxation	(341 653)	39 352	(302 301)	33 342	(268 959)
Income after taxation	662 132		706 557		628 557
Income attributable to outside shareholders	(250 655)	20 157	(230 498)		(230 498)
Income attributable to ordinary shareholders	411 477		476 059	(78 000)	398 059
Headline earnings adjustments					
Income attributable to ordinary shareholders	411 477	(64 582)	476 059		398 059
Exceptional items	2 727	(125 000)	(122 273)		(122 273)
Amortisation of goodwill	46 660	(3 881)	42 779		42 779
Headline earnings	460 864		396 565		318 565
Weighted average shares in issue ('000)	1 788 861		1 788 861		1 788 861
HEPS (cents)	25.8		22.2		17.8
EPS (cents)	23.0		26.6		22.3

Notes –

1 Based on the published reviewed results of the company for the twelve months ended 30 April 2004.

2 Based on the assumption that the disposal was effective on 1 May 2003.

3 Interest received has been increased by R111 429 000 and taxation by R33 429 000, yielding a net R78 000 000 (6% after tax) assumed earnings on the disposal consideration.

4 Initial estimate of profit on disposal.

5 Based on the assumption that the disposal proceeds are distributed on 30 April 2004.

	Before the disposal[1] R000	Adjust-ments R000	After the disposal[2] R000	Adjust-ments R000	After the distribution of disposal proceeds[4] R000
ASSETS					
Non-current assets	2 492 211		1 492 583		1 492 583
Tangible fixed assets	1 219 780	(569 917)	649 863		649 863
Intangible assets	1 058 638	(238 064)	820 574		820 574
Investments and loans	12 630	(2 885)	9 745		9 745
Long term debtors	91 217	(91 217)	–		–
Deferred taxation	109 946	(97 545)	12 401		12 401
Current assets	8 375 563		6 991 300		5 691 300
Inventories	3 328 644	(1 326 796)	2 001 848		2 001 848
Accounts receivable	4 528 728	(1 152 626)	3 376 102		3 376 102
Short term loan – employee share incentive trusts	122 292	–	122 292		122 292
Cash and cash equivalents[3]	395 899	1 095 159	1 491 058	(1 300 000)	191 058
Total assets	10 867 774		8 483 883	(1 300 000)	7 183 883
EQUITY AND LIABILITIES					
Capital and reserves	2 090 920	64 872	2 155 792	(1 300 000)	855 792
Outside shareholders' interest	753 800	(109 443)	644 357		644 357
Non-current liabilities	717 725		608 681		608 681
Interest bearing liabilities	600 608	(88 518)	512 090		512 090
Deferred taxation	20 526	(20 526)			–
Provisions	96 591	–	96 591		96 591
Current liabilities	7 305 329		5 075 053		5 075 053
Accounts payable	6 102 708	(1 684 462)	4 418 246		4 418 246
Provisions	338 122	(176 471)	161 651		161 651
Taxation	110 487	(42 507)	67 980		67 980
Interest bearing liabilities	754 012	(326 836)	427 176		427 176
Total equity and liabilities	10 867 774		8 483 883	(1 300 000)	7 183 883

Notes –

1 Based on the published reviewed results of the company at 30 April 2004.

2 Based on the assumption that the disposal was effective on 30 April 2004.

3 Cash and cash equivalents has been increased by R1.3 billion, being the disposal consideration.

4 Based on the assumption that the disposal proceeds are distributed on 30 April 2004.

Independent reporting accountants' report on the pro forma financial information

"The Directors
Metro Cash and Carry Limited
First Floor
33 Scott Street
Waverley
Johannesburg 2090

10 September 2004

Gentlemen

Independent reporting accountants' report in respect of the pro forma income statement, balance sheet and financial effects ("pro forma financial information") of Metro Cash and Carry Limited ("Metro")

The definitions in the Definitions section included in the circular to Metro shareholders, have been used *mutatis mutandis* throughout this report.

Introduction

We report on the unaudited pro forma income statement, balance sheet and financial effects of Metro, set out in 5.1.2 and Annexure 1 to the circular to Metro shareholders of which this report forms part. The pro forma income statement, balance sheet and financial effects have been prepared for illustrative purposes only and to provide information about how the disposal might have impacted on the financial position and financial results presented.

Because of their nature, the unaudited pro forma financial information may not give a fair reflection of Metro's financial position or the effect of income going forward. The disposal is assumed to be effective at 1 May 2003, in calculating the pro forma effects on earnings per share and headline earnings per share and at 30 April 2004, in calculating the pro forma effects on net asset value per share and net tangible asset value per share.

At your request, and for purposes of the disposal, we present our report on the unaudited pro forma financial information in compliance with the Listings Requirements of the JSE Securities Exchange South Africa.

Responsibilities

The directors of Metro are solely responsible for the preparation of the unaudited pro forma financial information to which this independent reporting accountants' report relates, and for the financial statements and financial information from which it has been prepared.

Our responsibility is to form an opinion on the unaudited pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed at their dates of issue.

Basis of opinion

Our work, which did not involve any independent examination of any of the underlying financial information, consisted primarily of agreeing the unadjusted financial information to the annual financial statements, considering the evidence supporting the adjustments to the unaudited pro forma financial information, recalculating the amounts based on the information obtained and discussing the unaudited pro forma financial information with the directors of Metro.

Because the above procedures do not constitute either an audit or a review made in accordance with Statements of South African Auditing Standards, we do not express any assurance on the fair presentation of the unaudited pro forma financial information.

Had we performed additional procedures or had we performed an audit or review of the financial statements in accordance with Statements of South African Auditing Standards, other matters might have come to our attention that would have been reported to you.

Opinion

In our opinion:

- the unaudited pro forma financial information has been properly compiled on the basis stated;
- such basis is consistent with the accounting policies of Metro; and
- the adjustments are appropriate for the purposes of the unaudited pro forma financial information, as disclosed, and in accordance with paragraph 8.30 of the Listings Requirements.

We consent to the inclusion of this report in the circular to Metro shareholders in the form and context in which it appears therein.

Yours faithfully

ERNST & YOUNG
Chartered Accountants (SA)
Registered Accountants and Auditors

Address
Wanderers Office Park
52 Corlett Drive
Illovo"

Historical financial information relating to Metrade

Basis of preparation

Metrade, a wholly-owned subsidiary of Metro, owning the subsidiaries comprising Metro's Southern African trading division, acquired, with effect from 1 November 2003, the wholly-owned subsidiaries of Metro comprising its rest of Africa trading division, namely, Metcash Investment Holdings Limited and Metcash Far East Holdings Limited. In addition, Metrade acquired from Metro, Metcash Aviation (Proprietary) Limited, which owns and operates the aircraft of the Metro Group. All subsidiaries comprising Metrade were wholly-owned by Metro throughout the periods reported on.

The report of historical financial information on the Metrade Group comprises –

- an aggregation of the historical audited consolidated financial information of Metrade, Metcash Investment Holdings Limited, Metcash Far East Holdings Limited and Metcash Aviation (Proprietary) Limited for the years ended on 30 April 2001, 2002 and 2003; and
- an aggregation of the historical reviewed financial information of Metrade, Metcash Investment Holdings Limited, Metcash Far East Holdings Limited and Metcash Aviation (Proprietary) Limited for the twelve months ended 30 April 2004.

Inter-company balances and transactions between the subsidiaries named above were eliminated in compiling the report of historical financial information.

The consolidated annual financial statements of the subsidiaries which were aggregated as set out above were prepared in accordance with the accounting policies set out from page 37.

No material changes in the business of Metrade have occurred since 30 April 2004.

Income statements

	Notes	Unaudited			
		Years ended			
		30 April 2004 R000	30 April 2003 R000	30 April 2002 R000	30 April 2001 R000
Turnover	1	15 708 389	15 763 036	14 003 677	12 314 189
Dividends received		14 830	10 498	5 949	12 617
Interest received		25 741	33 788	25 115	35 349
		15 748 960	15 807 322	14 034 741	12 362 155
Operating costs					
Cost of sales		(14 954 738)	(14 917 473)	(13 287 785)	(11 837 351)
Administration, human resource and information costs		(375 093)	(386 345)	(368 297)	(181 783)
Depreciation and amortisation of tangible and intangible assets		(77 512)	(83 392)	(80 181)	(76 708)
Operating income before interest paid	2	**341 617**	**420 112**	**298 478**	**266 313**
Interest paid		(84 913)	(101 731)	(59 649)	(57 996)
Operating income before exceptional items		**256 705**	**318 381**	**238 829**	**208 317**
Exceptional items	3	–	(25 135)	–	(135 572)
Amortisation of goodwill		(3 881)	(1 625)	–	–
Income before taxation		**252 824**	**291 621**	**238 829**	**72 745**
Taxation	4	(72 781)	(99 073)	(75 428)	(6 961)
Income after taxation		**180 043**	**192 548**	**163 401**	**65 784**
Income attributable to outside shareholders of subsidiary and trading managed associated companies		(20 278)	(38 300)	(57 823)	(42 401)
Attributable income		**159 765**	**154 248**	**105 578**	**23 383**

	Notes	Unaudited Years ended 30 April 2004 R000	30 April 2003 R000	30 April 2002 R000	30 April 2001 R000
ASSETS					
Non-current assets		**984 416**	**1 045 910**	**942 158**	**873 878**
Tangible assets	5	569 286	556 195	547 927	538 157
Intangible assets	5	97 829	89 954	93 108	93 856
Goodwill	5	140 236	154 662	119 650	119 649
Unlisted investments and loans	6	91 589	169 654	123 399	111 763
Deferred taxation	8	85 476	75 445	58 073	10 450
Current assets		**2 600 597**	**2 598 988**	**2 419 851**	**2 476 250**
Inventories		1 326 796	1 326 157	1 307 102	1 247 448
Accounts receivable		1 068 960	998 110	798 059	872 506
Cash and cash equivalents	7	204 841	274 721	314 690	356 296
Total assets		**3 585 012**	**3 644 898**	**3 362 009**	**3 350 128**
EQUITY AND LIABILITIES					
Holding company loan – Metro	9	**1 034 354**	**915 390**	**894 972**	**1 063 882**
Outside shareholders' interests		**109 443**	**121 669**	**154 970**	**109 970**
Non-current liabilities		**301 768**	**272 446**	**159 791**	**1 737**
Secured – sale and leaseback	9	114 656	101 341	–	–
Provisions	10	166 586	158 886	156 995	–
Deferred taxation	8	20 526	12 219	2 796	1 737
Current liabilities		**2 008 471**	**1 867 049**	**1 797 365**	**1 802 275**
Accounts payable		1 681 128	1 659 384	1 529 648	1 482 980
Taxation		48 570	13 923	73 169	33 299
Interest bearing bank borrowings	7	278 773	193 742	194 548	285 996
Total liabilities		**3 454 036**	**3 176 554**	**3 007 098**	**2 977 864**
Net assets		**130 976**	**468 344**	**354 911**	**372 264**

Reconciliation of the net asset value

	Stated capital R000	Distributable reserves R000	Foreign currency translation reserves R000	Non-distributable reserves R000	Total R000
Balance as at 30 April 2000	2	348 879	–	–	348 881
Attributable income for the year	–	23 383	–	–	23 383
Balance as at 30 April 2001	2	**372 262**	**–**	**–**	**372 264**
Attributable income for the year	–	105 578	–	–	105 578
Consolidation on African entities	–	81 969	–	–	81 969
Foreign currency translation reserves movements	–	–	(91 188)	–	(91 188)
Change in accounting policy – AC 116	–	(113 712)	–	–	(113 712)
Balance as at 30 April 2002	2	**446 097**	**(91 188)**	**–**	**354 911**
Attributable income for the year	–	154 248	–	–	154 248
Change in accounting policy – AC 133	–	(33 604)	–	–	(33 604)
Other reserve movements	–	(6 502)	–	–	(6 502)
Foreign currency translation reserves movements	–	–	(709)	–	(709)
Balance as at 30 April 2003	2	**560 239**	**(91 897)**	**–**	**468 344**
Attributable income for the year	–	159 765	–	–	159 765
Dividend declared	–	(400 000)	–	–	(400 000)
Other reserve movements	–	–	–	(97 133)	(97 133)
Foreign currency translation reserves movements	–	–	–	–	–
Balance as at 30 April 2004	2	**320 004**	**(91 897)**	**(97 133)**	**130 976**

Abridged cash flow statements

	Notes	Unaudited Years ended 30 April 2004 R000	30 April 2003 R000	30 April 2002 R000	30 April 2001 R000
Net cash flows from operating activities		**98 792**	**248 491**	**326 903**	**148 569**
Cash generated by operations	1	394 567	433 682	344 661	156 628
Movement in working capital	2	(196 522)	22 406	57 919	55 958
Investment income		25 741	44 286	31 064	47 966
Finance costs		(84 910)	(101 731)	(59 649)	(57 996)
Taxation paid		(40 084)	(150 152)	(47 092)	53 987
Investments to maintain operations		**(85 147)**	**(45 019)**	**(28 358)**	**(23 962)**
Proceeds on disposal of tangible and intangible assets		6 315	498	2 149	2 149
Additions to tangible assets – equipment, vehicles and improvements to leased premises		(91 462)	(45 517)	(30 507)	(26 111)
Investments to expand operations		**(122 686)**	**(31 885)**	**(25 009)**	**(25 009)**
Additions to tangible assets – Equipment, vehicles		(122 686)	(31 885)	(25 009)	(25 009)

Notes to the abridged cash flow statements

	Unaudited Years ended 30 April 2004 R000	30 April 2003 R000	30 April 2002 R000	30 April 2001 R000
1 Cash generated by operations				
Income before taxation	252 824	291 621	238 829	72 745
Adjustments				
Depreciation and amortisation	77 512	83 392	80 181	76 708
Interest paid	84 913	101 731	59 649	57 996
Net surplus on disposal of tangible assets	(767)	(667)	(2 934)	(2 855)
Other non-cash movements	5 826	1 891	–	–
Investment income	(25 741)	(44 286)	(31 064)	(47 966)
	394 567	433 682	344 661	156 628
2 Movement in working capital				
Increase in inventories	(639)	(19 055)	(59 654)	(136 727)
(Increase)/decrease in accounts receivable	(222 696)	(85 860)	42 670	(55 153)
Increase in accounts payable	26 813	127 321	74 903	247 838
	(196 522)	22 406	57 919	55 958

	Unaudited			
	Years ended			
	30 April 2004 R000	30 April 2003 R000	30 April 2002 R000	30 April 2001 R000
1 Turnover				
Turnover comprises net sales to customers and excludes inter-group sales, value added and general sales taxes				
2 Operating income before interest paid				
Operating income before interest has been determined after taking into account the following –				
Income				
Surplus on disposal of tangible assets	767	498	2 149	2 591
Charges				
Auditors' remuneration	5 911	3 287	3 551	2 103
Audit fees	5 629	3 000	2 699	2 103
Under provision prior years	–	250	840	–
Expenses	282	37	12	–
Depreciation of tangible assets and amortisation of intangible assets	77 512	83 392	80 181	76 708
Operating lease costs	194 712	184 365	173 810	153 210
Premises	178 266	168 769	162 838	152 411
Equipment and vehicles	16 446	15 596	10 972	799
Retirement fund contributions	27 852	27 394	24 534	24 079
Salaries and benefits	700 102	710 738	648 080	552 327
3 Exceptional items				
Carrying value of investment in Zambia written off	–	25 135	–	–
VAT settlement with SARS	–	–	–	135 572
4 Taxation				
South African normal tax	55 131	63 606	56 371	6 696
Current	55 131	51 811	37 571	1 406
Under provision prior years	–	11 795	18 800	5 290
Foreign normal taxation – current	21 217	43 416	7 548	265
Deferred tax – attributable to timing differences	(3 567)	(7 949)	11 509	–
	72 781	99 073	75 428	6 961

	Fixtures, equipment, vehicles, and aircraft R000	Improvements to leased premises R000	Land and buildings R000	Total tangible assets R000	Total intangible assets* R000
5 Tangible and intangible assets					
April 2004					
Balance at beginning of year					
Assets at cost	877 440	9 512	248 383	1 135 335	130 695
Accumulated depreciation	(574 043)	(5 097)	–	(579 140)	(40 741)
Net book value	**303 397**	**4 415**	**248 383**	**556 195**	89 954
Current year movements					
Net additions	69 903	2 285	5 580	77 768	157 332
Depreciation/amortisation	(63 056)	219	(1 840)	(64 677)	(9 221)
Balance at end of year	**310 244**	**6 919**	**252 123**	**569 286**	**238 065**
Made up as follows –					
Assets at cost	947 343	11 797	253 963	1 213 103	288 027
Accumulated depreciation	(637 099)	(4 878)	(1 840)	(643 817)	(49 962)
Net book value	**310 244**	**6 919**	**252 123**	**569 286**	**238 065**
April 2003					
Balance at beginning of year					
Assets at cost	824 120	8 145	216 248	1 048 513	129 012
Accumulated depreciation	(496 409)	(4 176)	–	(500 585)	(35 903)
Net book value	**327 711**	**3 969**	**216 248**	**547 928**	**93 109**
Current year movements					
Net additions	66 011	1 368	46 946	114 325	1 683
Foreign currency translation reserve	(12 692)	–	(14 811)	(27 503)	–
Depreciation/amortisation	(77 634)	(921)	–	(78 555)	(4 838)
Balance at end of year	**303 396**	**4 415**	**248 383**	**556 195**	**89 954**
Made up as follows –					
Assets at cost	877 439	9 513	248 383	1 135 335	130 695
Accumulated depreciation	(574 043)	(5 097)	–	(579 140)	(40 741)
Net book value	**303 396**	**4 415**	**248 383**	**556 195**	**89 954**
April 2002					
Balance at beginning of year					
Assets at cost	772 583	7 658	183 250	963 491	124 831
Accumulated depreciation	(421 895)	(3 438)	–	(425 333)	(30 975)
Net book value	**350 688**	**4 220**	**183 250**	**538 158**	**93 856**
Current year movements					
Net additions	38 030	487	25 037	63 554	4 180
Foreign currency translation reserve	13 507	–	7 961	21 468	–
Depreciation/amortisation	(74 515)	(738)	–	(75 253)	(4 928)
Balance at end of year	**327 710**	**3 969**	**216 248**	**547 927**	**93 108**
Made up as follows –					
Assets at cost	824 120	8 145	216 248	1 048 513	129 011
Accumulated depreciation	(496 410)	(4 176)	–	(500 586)	(35 903)
Net book value	**327 710**	**3 969**	**216 248**	**547 927**	**93 108**

	Fixtures, equipment, vehicles, and aircraft R000	Improvements to leased premises R000	Land and buildings R000	Total tangible assets R000	Total intangible assets* R000
April 2001					
Balance at beginning of year					
Assets at cost	672 701	7 667	116 342	796 710	124 695
Accumulated depreciation	(351 675)	(1 758)	–	(353 433)	(26 167)
Net book value	**321 026**	**5 909**	**116 342**	**443 277**	**98 528**
Current year movements					
Net additions	109 161	(9)	66 198	175 350	136
Foreign currency translation reserve	(9 279)	–	709	(8 570)	–
Depreciation/amortisation	(70 220)	(1 680)	–	(71 900)	(4 808)
Balance at end of year	**350 688**	**4 220**	**183 249**	**538 157**	**93 856**
Made up as follows –					
Assets at cost	772 583	7 658	183 249	963 490	124 831
Accumulated depreciation	(421 895)	(3 438)	–	(425 333)	(30 975)
Net book value	**350 688**	**4 220**	**183 249**	**538 157**	**93 856**

* Intangible assets comprise goodwill, trademarks, trade names and liquor licenses.

	Unaudited			
	Years ended			
	30 April 2004 R000	30 April 2003 R000	30 April 2002 R000	30 April 2001 R000
6 Unlisted investments and loans				
Shares at cost	372	372	372	372
Business Partners Limited	367	367	367	367
South African Numbering Association	5	5	5	5
Fair value of long term accounts receivable	91 217	52 900	–	–
The outstanding amounts represent long term accounts receivable from customers and are repayable in instalments, without interest, over a period not exceeding twenty years.				
Collateral deposit	–	116 382	123 027	111 391
	91 589	**169 654**	**123 399**	**111 763**
Directors' valuation of long term accounts receivable	91 217	52 900	–	–
Directors' valuation of shares	372	372	372	372
7 Cash and cash equivalents				
Cash at bank	204 841	274 721	314 690	356 296
Bank borrowings	(278 773)	(193 742)	(194 548)	(285 996)
	(73 932)	**80 979**	**120 142**	**70 300**

	Unaudited			
	Years ended			
	30 April 2004 R000	30 April 2003 R000	30 April 2002 R000	30 April 2001 R000
8 Deferred taxation				
Calculated asset				
Balance at beginning of year	75 445	58 073	10 450	10 450
Movement for year	10 031	17 372	(10 450)	–
Deferred taxation on changes in accounting policy	–	–	58 073	–
Balance at end of year	**85 476**	**75 445**	**58 073**	**10 450**
The balance is constituted as follows –				
Assessed losses recognised	22 340	12 309	9 339	10 450
Provisions	63 136	63 136	48 734	–
Deferred taxation asset	**85 476**	**75 445**	**58 073**	**10 450**
Calculated liability				
Balance at beginning of year	(12 219)	(2 796)	(1 737)	(1 737)
Movements during year attributable to temporary differences	(8 307)	(9 423)	(1 059)	–
Balance at end of year	**(20 526)**	**(12 219)**	**(2 796)**	**(1 737)**
The balance is constituted as follows –				
Accelerated tangible asset allowances	(20 526)	(12 219)	(2 796)	1 737
Deferred taxation liability	**(20 526)**	**(12 219)**	**(2 796)**	**1 737**
The following assessed losses were available for set-off against future taxable income –				
– South Africa	19 936			
– Kenya (KES411.8 million)	36 090			
– Uganda (UGX6.76 billion)	24 098			
9 Non-current liabilities				
Secured				
Loan in terms of a formal sale and leaseback transaction with Nedbank Limited, payable over fifteen years and bearing interest at approximately 13% per annum. Land and buildings subject to this transaction have a book value of R120 million.	114 656	101 341	–	–
Unsecured				
Amount owing to holding company	1 034 354	915 390	894 972	1 063 882
The loan is unsecured, interest free and is repayable by mutual agreement				
Total non-current liabilities	1 149 010	1 016 731	894 972	1 063 882

	Unaudited			
	Years ended			
	30 April 2004 R000	30 April 2003 R000	30 April 2002 R000	30 April 2001 R000
10 Provisions				
Employee benefits				
Balance at beginning of year	**158 886**	**156 995**	**–**	**–**
On adoption of AC 116	–	–	162 446	–
Arising during the year	7 700	1 891	–	–
Utilised during the year	–	–	(5 451)	–
Balance at end of year	**166 586**	**158 886**	**156 995**	**–**
11 Contingent liabilities				
Metrade has, together with certain other Metro subsidiaries, guaranteed the syndicated loan granted to a fellow subsidiary.				
The loan balance outstanding amounted to approximately	595 000	666 000	899 000	784 000
The lenders have consented to release Metrade from this guarantee upon the successful conclusion of the disposal.				
12 Capital commitments				
Commitments in respect of capital expenditure				
Approved by the directors				
– Not contracted	–	–	–	–
– Contracted	4 118	985	2 509	11 998
This expenditure will be financed from existing business operations				
Commitments under non-cancellable operating leases	**2 009 287**	**1 774 299**	**1 950 406**	**1 585 073**
Within one year	226 070	182 084	172 821	175 506
Between two and five years	788 153	849 854	713 188	623 231
More than five years	995 064	742 361	1 064 397	786 336

13 Financial instruments

13.1 Fair value

The directors consider the carrying values of all financial instruments not to exceed their fair value, other than in regard to interest free loans, the fair value of which cannot be determined.

13.2 Credit risk

Accounts receivable

Metrade is exposed to credit risk in relation to accounts receivable which comprise trade debtors. This risk is managed through formal procedures for the granting of credit. There are no significant concentrations of credit or counter-party risk in this balance. The provision for doubtful debts is reviewed regularly.

Cash resources

Metrade maintains a formal treasury department which manages and monitors daily funding requirements and foreign currency exposure. Surplus funds are always invested with banking institutions of a high quality credit standing.

Interest rate risk

As part of the process of managing Metrade's interest rate risk, interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to anticipated movements in interest rates with preference given to variable rates.

Funds on call earn interest at prevailing market call rates. Interest payable on bank borrowings fluctuates in accordance with prime bank lending rate.

Liquidity risk

Metrade has minimised its liquidity risk by ensuring that it has adequate banking facilities and reserve borrowing capacity.

14 Employee benefits

Metrade contributes to the Metro Group Retirement Fund, a defined contribution pension fund which is not required to be actuarially valued. This fund is registered under and governed by the Pension Funds Act, 1956, as amended, and the majority of employees are members of this fund, other than the SACCAWU members who belong to a national industry defined contribution provident fund. Certain other employees are required by legislation to be members of various other funds.

During the period under review, the following significant schemes/funds were in existence –

- Metro Group Retirement Fund
- MetroCare Medical Scheme
- Employee share option and incentive schemes

Defined contribution fund

Membership of the fund at 31 December 2003 and employer contributions for the fund for the financial year under review, were as follows –

	2004		2003	
	Number of employees	Contributions R	Number of employees	Contributions R
Metro Group Retirement Fund	2 429	13 406 736	2 269	11 572 000

Retirement benefit costs are expensed through the income statement as incurred.

Employee share option and incentive schemes

There are two separate incentive schemes, namely, The Metro Share Incentive Scheme ("the scheme") and The 1999 Metro Share Incentive Scheme ("the 1999 scheme"). In terms of the scheme, shares and options to acquire shares in Metro Cash and Carry Limited were issued to eligible employees during 1994 and 1998 at R1.87 and R2.00 per share, respectively, to be taken up in various tranches. In terms of the 1999 scheme, options to acquire shares were issued, on various terms and conditions, to all eligible employees in April 2002 at a price of R1.82 per share, to be taken up in various tranches commencing April 2005. No options or shares under either scheme may be transferred and the rights thereto lapse on termination of employment.

Medical aid scheme

MetroCare operates as a medical benefit fund and is a restricted membership scheme. The group bears a portion of the cost of contributions of members and some retired members which is expensed through the income statement as incurred. The scheme is not funded by any of the group's assets.

Actuarial valuations of MetroCare were carried out by an independent firm of consulting actuaries at 31 December 2002 and 31 December 2003, the scheme's financial year end. The projected unit credit method has been used to determine the present value of the accrued post-retirement benefit obligation at the valuation date.

At December 2003 MetroCare had 2 643 members (2002: 2 884).

	2004 R	2003 R
Present value of obligation		
Opening balance at 30 April 2003	83 210 000	82 435 000
Interest cost	13 064 250	12 365 250
Current service cost	8 054 000	6 174 980
Profit on curtailment	(3 575 250)	(15 405 390)
Benefits paid	(3 835 000)	(2 359 840)
Closing balance at 30 April 2004	96 918 000	83 210 000
Income statement expense		
Current contributions	37 178 975	37 635 873
Interest cost	13 064 250	12 365 250
Current service cost	8 054 000	6 174 980
Profit on curtailment	(3 575 250)	(15 405 390)
	17 543 000	3 134 840
Actuarial assumptions		
Continuation of membership at retirement	100%	70%
Health care cost inflation	6.5%	12.0%
Discount rate	9.4%	15.0%
Normal retirement age	65	65
Fully eligible age	65	65

Material subsidiaries of Metrade

Directly owned	Domicile (South Africa unless otherwise stated)	Issued share capital	% held (effective interest)	Main business
Metcash Aviation (Proprietary) Limited		R1	100	Aircraft operation
Metro Management Services (Proprietary) Limited		R1	100	Management services
Metcash Investment Holdings Limited	Mauritius	USD2	100	Investment holding
Metcash Far East Holdings Limited	Mauritius	USD2	100	Investment holding
Metcash Trading Namibia (Proprietary) Limited	Namibia	N$20 000	100	Wholesale distribution
Metro Botshabelo Limited		R100 000	100	Wholesale distribution
Metro Lesotho (Proprietary) Limited	Lesotho	M50 000	100	Wholesale distribution
Metro Namibia (Proprietary) Limited	Namibia	N$30 000	100	Retail distribution
Nolans Wholesale Limited	Lesotho	M60 000	98	Wholesale distribution
Quthing Cash and Carry (Proprietary) Limited	Lesotho	M4 000	51	Wholesale distribution

Directly owned	Domicile (South Africa unless otherwise stated)	Issued share capital	% held (effective interest)	Main business
SW United Agency (Proprietary) Limited	Namibia	N$100 000	100	Property owning
Seven Eleven Africa (Proprietary) Limited		R100	100	Retail distribution
Blochs Supermarkets (Proprietary) Limited		R131	100	Retail distribution
Unitrade Management Services (Proprietary) Limited		1 cent	100	Wholesale distribution
Indirectly owned				
Metro Angola Comercio e Industria Limitada	Angola	Kwanza 40 000	51	Wholesale distribution
Metro Cash and Carry (Kenya) Limited	Kenya	KShs 12 600 000	100	Wholesale distribution
Metro Cash and Carry (Uganda) Limited	Uganda	UShs 1 001 000 000	100	Wholesale distribution
J.W. Jagger Wholesalers (Pvt) Limited	Zimbabwe	Z$580 000	100	Wholesale distribution
Metcash Africa (Botswana) (Proprietary) Limited	Botswana	P2	100	Management services
Metkoor Limited	Israel	NIS2	100	Holding company
Metcash Trading Limited (Israel)	Israel	NIS100	80	Wholesale distribution
Trading managed associated companies				
Metro Sefalana Cash and Carry Limited	Botswana	P203 300	40	Wholesale distribution
People's Trading Centre Limited	Malawi	MKw 6 000 000	50	Wholesale and retail distribution
Metro Cash and Carry Holdings (Swaziland) (Proprietary) Limited	Swaziland	E1 000	50	Holding company of wholesale distribution company
Metcorp (Hong Kong) Limited	Hong Kong	HK$790 000	50	General trading
Metspan International Limited	Hong Kong	HK$780 000	50	Import and export of fruit
Spanmet International Limited	British Virgin Isles	US$1 000 000	50	Import and export of fruit

Accounting policies

The historical financial information for Metrade is prepared on the historical cost basis, except where indicated otherwise, and incorporate the following principal accounting policies, which conform with South African Statements of Generally Accepted Accounting Practice.

The accounting polices are consistently applied in all material respects throughout the period under review, except for the adoption of AC 133 – Financial Instruments Recognition and Measurement during the 2003 financial year and the adoption of AC 116 – Employee Benefits during the 2002 financial year.

1 Basis of consolidation

The consolidated financial statements include those of the company, its subsidiaries and trading managed associated companies. The results of any subsidiary and trading managed associated companies acquired or disposed of are included from the effective dates of control and up to the date of relinquishment of control.

Trading managed associated companies are consolidated. These are long term investments where the interests of Metrade are sufficiently material to enable it, with the consent of all shareholders, to exercise management control over the financial and operating policies of the companies concerned.

Unrealised income arising from transactions within Metrade and inter-company balances and transactions has been eliminated.

The carrying values of subsidiaries, at cost, in the financial statements of Metrade are compared to their recoverable amount when indication of impairment exists. Where carrying values exceed the estimated recoverable amounts, investments in subsidiaries are written down to their recoverable amounts.

2 Investments

Metrade carries its investments at cost. The carrying values of investments are reviewed at each balance sheet date to assess whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. Where carrying values exceed the estimated recoverable amounts, investments are written down to their recoverable amounts.

3 Foreign currencies

The Metrade Group has investments in foreign subsidiaries and trading managed associated companies which are classified as foreign entities. The financial statements of these companies are translated for incorporation into the Metrade Group financial statements on the following basis –

3.1 monetary and non-monetary assets and liabilities at closing rates;

3.2 income statement items at average rates for the year;

3.3 equity, other than income statement items, at historical rates; and

3.4 the resulting exchange differences are taken directly to a foreign currency translation reserve which is included with non-distributable reserves.

Goodwill adjustments arising on the acquisition of a foreign entity are treated as an asset of the acquiring company and are recorded at the exchange rate at the date of the acquisition.

Goodwill arising in the foreign entity is treated as an asset of that entity and is recorded at the closing rate.

4 Deferred taxation

Deferred taxation is provided for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts on the balance sheet. Legislated future rates are used to determine the deferred tax balance.

Deferred tax assets relating to assessed losses and deductible temporary differences carried forward are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

5 Tangible assets

Land and buildings constitute owner occupied property and are stated at cost less accumulated depreciation and any impairment in value. Buildings and leasehold property are depreciated over their expected useful lives, not exceeding fifty years, using the straight line basis, commencing from the time the asset is held ready for use.

Other tangible assets are stated at cost and depreciated on the straight line basis at rates estimated to write each asset down to residual value over the term of its useful life. The rates applied vary between 15% and 20% per annum.

The carrying values of tangible assets are reviewed at each balance sheet date to assess whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. Where carrying values exceed the estimated recoverable amounts, tangible assets are written down to their recoverable amounts.

6 Inventories

Inventories comprise merchandise for resale and are valued at the lower of cost determined on a first-in-first-out basis and net realisable value.

7 Intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of Metrade's share of the identifiable net assets at date of acquisition.

Goodwill is amortised on a straight line basis over the lesser of its effective economic life and twenty years. Negative goodwill, being the excess of the attributable fair value of the identifiable net assets over the purchase consideration that represents anticipated losses, is amortised over the expected period of the losses. The excess thereafter, up to the value of non-monetary assets, is amortised over the remaining useful lives of such monetary assets. Any further excess is recognised immediately. All amortisation is charged or credited against the income statement.

Trademarks and liquor licences are stated at cost. Amortisation is provided on a straight line basis to write off each trademark or liquor licence over the term of its estimated useful life.

The carrying values of intangible assets are reviewed at each balance sheet date to assess whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. Where carrying values exceed the estimated recoverable amounts, intangible assets are written down to their recoverable amounts.

8 Financial assets and liabilities

Financial assets and liabilities recognised on the balance sheet include cash and cash equivalents, investments, accounts receivable, loans receivable, accounts payable and borrowings.

The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and short term deposits with an original maturity of twelve months or less.

For the purposes of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Trade and other receivables

Trade receivables, which generally have seven to thirty day terms, are recognised and carried at original invoice value less an allowance for doubtful amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Long term accounts receivable are initially recognised at cost. Subsequently they are measured at fair value, being the discounted present value of the expected cash flows according to the terms agreed with the customers.

Interest bearing loans and borrowings

All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs and other discount or premium on settlement.

9 Revenue recognition

The majority of Metrade's revenue comprises sales on a conventional distribution and cash and carry basis. Revenue is recognised when the significant risks and rewards of ownership have been transferred and when revenue and costs can be measured reliably and future benefits are probable.

Interest income is recognised utilising the effective rate in the instrument.

Dividends are recognised when the right to receive payment is established, except for those from Zimbabwe which are recognised when payment is received.

9.1 Cost of sales

Cost of sales includes the cost of merchandise and all overheads appropriate to the distribution of fast moving consumer goods.

9.2 Leases

Finance leases, which transfer to Metrade substantially all the risk and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor effectively retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term.

10 Retirement and post-retirement benefits

Metrade operates a defined contribution pension scheme and a medical benefit fund in respect of healthcare.

Certain employees are required by legislation to be members of other funds. Metrade has also agreed to provide certain post-retirement healthcare benefits to employees in South Africa, which benefits are unfunded and fully provided.

The cost of providing benefits under the defined contribution plan is expensed when incurred.

The cost of providing post-retirement healthcare benefits is determined for the plan using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognised as income or expense when the cumulative unrecognised actuarial gains or losses for the plan exceed 10% of the higher of the defined benefit obligation and the fair value of the plan assets. These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plan.

11 Borrowing costs

Finance costs are written off through the income statement as incurred and are recognised at the effective interest rate of the financial liability.

12 Provisions

A provision is recognised when there is a present obligation, whether legal or constructive, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

12.1 Cash dividends

Cash dividends and the related STC charges are recognised in the income statement in the year of declaration.

13 Additional information

During the period under review –

13.1 there was no major change in the nature of property, plant and equipment and any change in the policy regarding the use thereof;

13.2 save for extended credit facilities granted to certain franchise customers, there are no material loans receivable;

13.3 there were no major changes in the company's interests in its subsidiaries or trading managed associated companies; and

13.4 the company operated in only one business segment; namely, and accordingly, the sale and distribution of groceries and fast moving consumer goods and accordingly no business segment analysis was presented in the report of historical financial information.

Independent reporting accountants' report on the historical financial information relating to Metrade

"The Directors
Metcash Trading (Africa) Limited
First Floor
33 Scott Street
Waverley
Johannesburg 2090

10 September 2004

Dear Sirs

INDEPENDENT REPORTING ACCOUNTANTS' REPORT IN RESPECT OF THE HISTORICAL FINANCIAL INFORMATION OF THE METRADE GROUP

Introduction

Our report has been prepared for inclusion in the circular to Metro shareholders of which this report forms part. The definitions outlined in the Definitions section included in the circular to Metro shareholders have been used mutatis mutandis throughout this report.

As set out in Annexure 3, Metrade, a wholly-owned subsidiary of Metro, owning the subsidiaries comprising Metro's Southern African trading division, acquired the wholly-owned subsidiaries of Metro comprising its rest of Africa trading division. All subsidiaries comprising the Metrade Group were wholly-owned by Metro throughout the periods reported on.

The aggregated historical financial information of the Metrade Group for the years ended 30 April 2001, 2002, 2003 and 2004 as set out in Annexure 3, has been derived from the audited annual financial statements of the underlying subsidiaries for the years ended 2001, 2002 and 2003 and the reviewed financial information of these same subsidiaries for the year ended 30 April 2004, prepared in accordance with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act in South Africa.

We have audited the annual financial statements of the underlying subsidiaries for the years ended 30 April 2001, 2002 and 2003 and reviewed the financial information for the year ended 30 April 2004 in accordance with Statements of South African Auditing Standards. These financial statements and financial information was reported on without qualification.

Scope

We have performed the procedures described below with respect to the aggregated historical information relating to Metrade for the years ended 30 April 2001, 2002, 2003 and 2004. Our engagement was undertaken in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the engagement to obtain reasonable assurance that the aggregated historical financial information of is free of material misstatement.

Our procedures included the following –

- agreeing the aggregation to the financial statements and financial information of the underlying subsidiaries;
- assessing whether the aggregated historical financial information of the Metrade Group for the years ended on 30 April 2001, 2002, 2003 and 2004 has been properly compiled on the basis stated;
- determining whether such basis is consistent with the accounting policies of the Metro; and
- assessing whether the elimination adjustments of inter company balances made are appropriate for the purpose of the aggregated financial information as disclosed.

Opinion

In our opinion, the accompanying aggregated historical financial information of the Metrade Group for the years ended on 30 April 2001, 2002, 2003 and 2004 is consistent, in all material respects, with the annual financial statements and financial information of the subsidiaries from which it was derived, and in all material respects, and for the purposes of this circular, fairly presents the financial position of the Metrade Group and the results of its operations and cash flows for the periods then ended in accordance with the basis set out in Annexure 3.

Ernst & Young
Chartered Accountants (SA)
Registered Accountants and Auditors

Johannesburg"

Independent opinion from EY

"Metro Cash and Carry Limited
First Floor
33 Scott Street
Waverley
Johannesburg
2090

10 September 2004

For the attention of the Board of Directors and shareholders –

INDEPENDENT FAIR AND REASONABLE OPINION IN RESPECT OF THE DISPOSAL BY METRO OF METRADE AND OTHER ASSETS

The definitions outlined in the "Definitions" section of the attached circular, to which this report relates and of which this report forms a part, have been used throughout this opinion.

Metro shareholders were advised in an announcement dated 5 May 2004 that Metro had received, at the initiative of RMBAM and Stanlib (two of Metro's major shareholders), an offer of R1.3 billion from the consortium for the entire issued share capital of and all claims on loan account against Metrade and other assets. Metro intends to distribute the proceeds of the disposal, net of costs and taxes, to shareholders.

Full details of the disposal are contained in the attached circular.

Section 10.4 (f) of the Listings Requirements requires a fair and reasonable statement from an independent professional expert if an issuer, or any of its subsidiaries, proposes to enter into a related party transaction. We have accordingly been appointed by you the Board of directors of Metro to provide independent advice to the Board and shareholders on whether the proposed terms and conditions of the disposal are fair and reasonable to the shareholders of Metro.

Definition of fair and reasonable

The transaction involving the disposal (of Metrade and other assets) will generally be considered fair and reasonable if the disposal consideration receivable by Metro is considered equal to or greater than the value of the subject matter being disposed of.

Fairness is primarily based on quantitative factors, whilst reasonableness includes the qualitative issues surrounding a particular transaction. It is, however, conceivable, that under certain circumstances, the disposal could be considered fair and reasonable even if the relevant assets are transferred at less than fair value.

Sources of information

In arriving at our opinion, which is set out later herein, we have considered the following –

- the rationale for, the terms, conditions and the financial effects of the disposal as outlined in the attached circular;
- the terms and conditions contained in the sale of shares and claims agreement entered into between, *inter alia*, Metro and the consortium;
- prevailing economic and market conditions impacting companies listed in the "Cyclical Services – General Retailers" sector (in which Metro is listed);
- general market data, including economic, governmental and legislative aspects impacting Metro and Metrade and the prospects for their various underlying operations;
- the historical financial performance of Metrade for the three financial years ended 30 April 2004;
- the forecast results for the financial year ending 30 April 2005, as prepared by the management of Metrade;

- information and assumptions made available through discussions held with the senior management of Metro and/or Metrade;
- the historical share prices, trading volumes, liquidity and volatility of the shares of Metro and Metcash Australia on the relevant stock exchanges on which they trade over the past three years;
- independent analysts' reports on both Metcash Australia, which trades on the ASX and the "Cyclical Services – General Retailers" sector of the JSE, as well as their views and comments on relevant benchmarks listed thereon/in, including Metro; and
- other publicly available information, such as newspapers, financial publications and the Internet.

Procedures performed

In order to assess the fairness and reasonableness of the terms and conditions of the disposal, we have reviewed both the attached circular and the JSE's Schedule 5 requirements for the issuing of fair and reasonable opinions and performed the following procedures –

- reviewed Metro's disposal process with regards to Metrade;
- assessed the share trading history of both Metro and Metcash Australia over the past three years;
- calculated the open market value ascribed to Metrade and the various other assets (to be acquired by the consortium) by subtracting the market value of the Metcash Australia shares owned by Metro and the syndicated loan from the market capitalisation of Metro on the JSE;
- considered the methodologies available for performing valuations of retail counters and selected the most appropriate method/s for valuing such, which primarily centre around the discounted cash flow and earnings yield approaches;
- performed both a capitalisation of earnings and a discounted cash flow valuation of Metrade as at the effective date and the date of this letter, taking into account the key value drivers both internal and external to that group such as demographic factors including growth in private consumption expenditure, inflation, anticipated volume growth, net margin, shrinkage, operational cost and the critical components of working capital management e.g. debtors/creditors days and stock turn;
- compared the value of Metrade and the other assets (as per our various valuations) to, *inter alia*, the disposal consideration, the open market value attributed to Metrade as referred to above, and the underlying net asset value of Metrade and the other assets; and
- conducted sensitivity analyses (given a reasonable range of key assumptions) on each of the results outlined above.

Other key considerations

We have also taken the following into account –

- the pro forma financial effects of the disposal as outlined in the attached circular;
- the fact that two unrelated institutional shareholders namely RMBAM and Stanlib, who collectively hold and/or have rights to vote (per paragraph 4.6 of the attached circular) some 53% of Metro's current issued share capital, have irrevocably undertaken, in writing, to vote in favour of the disposal; and
- the fact that those independent board members who own shares in Metro in their own right, and are entitled to vote such shares, intend to vote in favour of the disposal.

We obtained written representations from the management of Metro and where applicable, Metrade, regarding the accuracy and completeness of all financial and other information provided to us for the purposes of this assignment and further corroborated the reasonableness of such information and the results achieved by comparing forecast financial information to industry and historic trends and third party estimates as well as comprehensively discussing the assumptions inherent therein with various members of the management of Metro/Metrade. We therefore believe that the above procedures and considerations commercially justify the conclusion outlined below.

Limiting conditions

Given the aforementioned we have relied upon and assumed the accuracy and completeness of the information used by us in deriving our opinion. While our work has involved an analysis of, *inter alia*, the annual financial statements and other information provided to us in respect of Metro and/or Metrade, as well as the underlying operations of the latter, our engagement does not constitute, nor does it include, an audit conducted in accordance with generally accepted auditing standards.

Furthermore, we have not undertaken an independent evaluation or appraisal of any of Metrade's assets or liabilities (nor any of the other assets to be disposed of by Metro). In addition we have not assumed any obligation to conduct a physical inspection of the assets or facilities of Metrade or the other assets to be disposed of.

Where relevant, the budgets/projections/forecasts of the various individual divisions and/or investments of Metro and/or Metrade, as the case might be, relate to future events and are based on assumptions that may or may not remain valid for the whole of the forecast period. Consequently, such information cannot be relied upon to the same extent as that derived from audited financial statements for completed accounting periods. We express no opinion as to how closely the actual future results for each of the relevant divisions and/or investments of Metro and/or Metrade will correspond to those projected. On the basis of these enquiries and the procedures outlined earlier herein, all of which we consider appropriate to the circumstances, we believe that the relevant Metro and Metrade forecasts have been prepared with due care and consideration.

Our opinion below is necessarily based upon the information available to us, the financial, regulatory, securities market and other conditions and circumstances existing and disclosed to us as at the date hereof. We have furthermore assumed that all conditions precedent outlined in paragraph 4.5 of the attached circular, including any material regulatory, other approvals and consents required in connection with the disposal, have been or will be fulfilled/obtained. Accordingly, it should be understood that subsequent developments may affect our opinion, which we are under no obligation to update, revise or re-affirm.

Conclusion

We have considered the terms and conditions of the disposal and based upon and subject to the limiting conditions set out herein, are of the opinion that such are fair and reasonable to Metro shareholders.

This opinion does not purport to cater for each individual shareholder's perspective, but rather that of the general body of Metro shareholders. An individual shareholders decision as to whether to vote in favour of the disposal may be influenced by his or her particular circumstances. Should a shareholder be in any doubt as to what action to take, he or she should consult an independent advisor. The assessment as to whether or not the Board of directors of Metro decide to recommend the disposal is a decision that can only be taken by the directors of Metro in consultation with the independent committee established for that purpose.

Use of this opinion

This opinion is provided solely for the use of the Board and the holders of the company's shares in connection with and for the purpose of the disposal. This opinion shall not, in whole or in part, be disclosed, reproduced, disseminated, quoted, summarised or referred to at any time, in any manner or for any purpose, nor shall any public references to Ernst & Young or EY Corporate Finance (Proprietary) Limited be made by either Metro, Metrade and any of their affiliates, without the prior written consent of EY Corporate Finance (Proprietary) Limited.

Independence and consent to publication

We have been retained by the Board of Metro as the independent professional expert to the independent committee of the Board and shareholders of the company in connection with the disposal and we will receive a fixed fee for the services provided in connection therewith, which fee is payable upon delivery of this opinion. Other than the aforementioned we have no interest, direct or indirect, beneficial or non-beneficial, in either Metro or Metrade and the other assets (which form the subject matter of the disposal).

We hereby consent to the inclusion of this letter, and the references thereto, in the circular to be issued by Metro on or about 13 September 2004 in the form and context in which they appear therein. We confirm that we have given and have not withdrawn our consent prior to the issue of the said circular to Metro shareholders.

Yours faithfully

T J CUSS
Director

D J THAYSER
Director

Wanderers Office Park
52 Corlett Drive
Illovo
(PO Box 2322, Johannesburg 2000)"

METRO CASH AND CARRY LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1946/021315/06)
Share code: MTC ISIN: ZAE000012688
("Metro" or "the company")

Notice of general meeting of shareholders

Notice is hereby given that a general meeting of the company's shareholders ("the general meeting") will be held at 10h00 on Wednesday, 29 September 2004, at First Floor, 33 Scott Street, Waverley, Johannesburg, for the purpose of considering and, if deemed fit, passing, with or without modification, the following resolutions –

As ordinary resolution number 1

"Resolved that, with effect from 1 May 2004, the company disposes of the entire issued share capital of, and all claims on loan account against Metcash Trading Limited and the trademarks and any other movable, tangible or intangible assets or interests of the company as at 1 May 2004, which may not be owned or registered in the name of Metcash Trading Limited, save for the company's 61% shareholding in Metcash Trading Limited, Australia, and the syndicated loan of AU$119 million, for a cash consideration of R1.3 billion to Fluxrab Investments No. 90 (Proprietary) Limited ("the disposal")."

In terms of section 10.9 (f) of the Listings Requirements, the consortium, its associates and the Metro Share Incentive Trusts, controlling between them 145 004 731 (7.95%) of the shares in Metro, are considered as related parties to the company and, therefore, are not permitted to vote on the disposal.

As ordinary resolution number 2

"Resolved that, subject to the passing of ordinary resolution number 1, the directors of the company be and are hereby authorised to effect as a distribution by way of dividend and/or in terms of section 90 of the Companies Act, 1973, as amended, the proceeds of the disposal after the deduction of all costs and taxes, to shareholders. The distribution must be effected within thirty days of the closing date of the disposal."

As ordinary resolution number 3

"Resolved that the directors of the company and, where applicable, the company secretary, be and are hereby authorised to do all such things, sign all such documents and take all such actions as they consider necessary to implement the resolutions set out in the notice convening the general meeting at which this ordinary resolution will be proposed."

Voting and proxies

A shareholder entitled to attend and vote at the general meeting is entitled to appoint one or more proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the company. For the convenience of registered certificated shareholders or shareholders who have dematerialised their shares with own name registration, a form of proxy is attached hereto. Duly completed forms of proxy must be lodged at the registered office of the company or at the transfer secretaries at the addresses below by no later than 10h00 on Monday, 27 September 2004.

Shareholders who have dematerialised their shares and have not selected own name registration must advise their Central Securities Depository Participant ("CSDP") or broker of their voting instructions should they be unable to attend the general meeting but wish to be represented thereat. Dematerialised

shareholders without own name registration should contact their CSDP or broker with regard to the cut-off time for their voting instructions. If, however, such members wish to attend the general meeting in person, then they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and his/her CSDP or broker.

By order of the board

P M Gishen (Miss)
Group company secretary

Johannesburg
13 September 2004

Registered office
First Floor
33 Scott Street
Waverley
Johannesburg 2090
(PO Box 1970, Highlands North 2037)
Telephone (011) 809 5500
Facsimile (011) 809 5537

Transfer secretaries
Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
Telephone (011) 370 5000
Facsimile (011) 688 7710

METRO CASH AND CARRY LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1946/021315/06)
Share code: MTC ISIN: ZAE000012688
("Metro" or "the company")

Form of proxy

This form of proxy is for use only by certificated shareholders or shareholders who have dematerialised their shares with own name registration and who are unable to attend the general meeting of shareholders ("the general meeting") to be held at 10h00 on Wednesday, 29 September 2004, at First Floor, 33 Scott Street, Waverley, Johannesburg.

Dematerialised shareholders are advised to contact their Central Securities Depository Participant ("CSDP") or broker with their voting instructions in respect of the general meeting. Dematerialised shareholders who wish to attend the general meeting should obtain a letter of representation from their CSDP or broker.

I/We ____

(Name in block letters)

of ____

being the holder of [   ] ordinary shares in the capital of the company, do hereby appoint (see notes) –

1 ____ or failing him/her,

2 ____ or failing him/her,

3 the chairman of the general meeting

as my/our proxy to attend and speak for me/us and on my/our behalf at the general meeting and at any adjournment thereof and to vote or abstain from voting as indicated on the resolutions to be considered at the general meeting –

	In favour of	**Against**	**Abstain**
Ordinary resolution number 1 (disposal of Metrade)			
Ordinary resolution number 2 (distribution)			
Ordinary resolution number 3 (general authority)			

Note – Please indicate with an "X" or the number of shares in the spaces above how you wish your votes to be cast. If no indication is given, the proxy will vote or abstain in his discretion.

Any ordinary shareholder of the company entitled to vote at the meeting may appoint a proxy or proxies to attend, speak and vote in his stead. A proxy need not be a shareholder of the company.

Every person present and entitled to vote at the general meeting shall, on a show of hands, have one vote only, and on a poll, shall have one vote for every ordinary share held or represented.

Please read the notes appearing on the reverse hereof.

Signed at ______________________ on ______________________ 2004

Signature/s ____

Name in block letters (full name if signing in representative capacity – see note 6)

Assisted by (where applicable) (state capacity and full name) ____

Instructions for signing and lodging this form of proxy

1 This form of proxy should only be used by certificated shareholders or shareholders who have dematerialised their shares with own name registration.

2 All other shareholders who have dematerialised their shares through a CSDP or broker and wish to attend the general meeting, must provide the CSDP or broker with their voting instructions in terms of the relevant custody agreement entered into between them and the CSDP or broker.

3 A shareholder may insert the name/s of one or more proxies, none of whom need be a member of the company, in the space provided, with or without deleting "the chairman of the general meeting". The person whose name appears first on this form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow. In the event that no names are indicated, the proxy shall be exercised by the chairman of the general meeting.

4 A shareholder's instructions on this form of proxy must be indicated by the insertion of an "X" or the number of shares in the appropriate space provided. Failure to comply with the above will be deemed to authorise the chairman of the general meeting, if the chairman is the authorised proxy, to vote in favour of the resolutions at the general meeting, or any other proxy to vote or to abstain from voting at the general meeting as he/she deems fit in respect of all of the shareholder's votes exercisable thereat. A shareholder or his/her proxy is not obliged to use all the votes exercisable by the shareholder or his/her proxy, but the total of the votes cast and in respect whereof abstentions are recorded may not exceed the total of the votes exercisable by the shareholder or by his/her proxy.

5 In order to be effective, completed forms of proxy must reach the registered office of the company or the transfer secretaries by 10h00 on Monday, 27 September 2004.

6 The completion and lodging of this form of proxy shall in no way preclude the shareholder from attending, speaking and voting in person at the general meeting to the exclusion of any proxy appointed in terms hereof.

7 Should this form of proxy not be completed and/or received in accordance with these notes, the chairman may accept or reject it, provided that in the case of acceptance, the chairman is satisfied as to the manner in which the shareholder wishes to vote.

8 Documentary evidence establishing the authority of the person signing this form of proxy in a representative or other legal capacity must be attached to this form of proxy unless previously recorded by the transfer secretaries or waived by the chairman of the general meeting.

9 The chairman shall be entitled to reject the authority of a person signing this form of proxy –

9.1 under a power of attorney; or

9.2 on behalf of a company

unless that person's power of attorney or authority is deposited at the registered office of the company or the transfer secretaries not less than forty-eight hours before the meeting.

10 Where shares are held jointly, all joint holders are required to sign this form of proxy.

11 A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the transfer secretaries.

12 Any alteration of or correction to this form of proxy must be initialled by the signatory/ies.

13 On a show of hands, every shareholder present in person or represented by proxy shall have only one vote, irrespective of the number of shares he/she holds or represents.

14 On a poll, every shareholder present in person or represented by proxy shall have one vote for every share held by such shareholder.

15 A resolution put to the vote shall be decided by a show of hands, unless, before or on the declaration of the results of the show of hands, a poll shall be demanded by any person entitled to vote at the general meeting.

Registered office

First Floor
33 Scott Street
Waverley
Johannesburg 2090
(PO Box 1970, Highlands North 2037)
Telephone (011) 809 5500
Facsimile (011) 809 5537

Transfer secretaries

Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
Telephone (011) 370 5000
Facsimile (011) 688 7710